Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-217916

PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 10, 2019)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$500,000,000 1.875% Notes due 2025

Our US$500,000,000 aggregate principal amount of notes due 2025 (the “Notes”) will bear interest at a rate of 1.875% per annum. Interest on the Notes is payable semi-annually in arrears on February 12 and August 12 of each year. The first interest payment on the Notes will be made on August 12, 2020 in respect of the period from (and including) February 12, 2020 to (but excluding) August 12, 2020. The Notes will mature on February 12, 2025.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Notes
	Per Note	Total
Public offering price	99.701%	US$498,505,000
Underwriting discounts	0.300%	US$1,500,000
Proceeds to us, before expenses	99.401%	US$497,005,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) February 12, 2020.

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that such listing will be obtained for the Notes. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained herein. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about February 12, 2020.

Joint Bookrunners and Lead Managers

BofA Securities	J.P. Morgan	Morgan Stanley

Prospectus Supplement Dated February 5, 2020

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “￦”, “Won” or “Korean won” are to the lawful currency of Korea and “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated July 10, 2019. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-217916, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE (THE “SFA”)

We have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$500,000,000 aggregate principal amount of 1.875% notes due February 12, 2025 (the “Notes”).

The Notes will bear interest at a rate of 1.875% per annum, payable semi-annually in arrears on February 12 and August 12 of each year. The first interest payment on the Notes will be made on August 12, 2020 in respect of the period from (and including) February 12, 2020 to (but excluding) August 12, 2020. Interest on the Notes will accrue from February 12, 2020 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. There can be no assurance that such listing will be obtained for the Notes. For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of US$200,000.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 12, 2020, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated July 10, 2019. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with Korean IFRS. Our financial information as of and for the nine months ended September 30, 2019 and 2018 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of June 30, 2019, we had ￦73,810 billion of outstanding loans, including ￦38,877 billion of outstanding export credits, ￦27,692 billion of outstanding overseas investment credits and ￦4,765 billion of outstanding import credits, as compared to ￦72,120 billion of outstanding loans, including ￦38,525 billion of outstanding export credits, ￦26,442 billion of outstanding overseas investment credits and ￦4,653 billion of outstanding import credits as of December 31, 2018.

Capitalization

As of June 30, 2019, our authorized capital was ￦15,000 billion and our capitalization was as follows:

	June 30, 2019(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5):
Borrowings in Korean Won	￦	—
Borrowings in Foreign Currencies		3,447
Export-Import Financing Debentures		46,380

Total Long-term Debt	￦	49,827

Capital:
Paid-in Capital(6)	￦	11,841
Additional Paid-in Capital		—
Capital Adjustments		(129)
Retained Earnings		1,545
Legal Reserve		406
Voluntary Reserve		542
Reserve for Bad Loan(7)		107
Unappropriated Retained Earnings		491
Other Components of Equity(8)		618

Total Capital	￦	13,875

Total Capitalization	￦	63,702

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since June 30, 2019.

(2)

We have translated borrowings in foreign currencies as of June 30, 2019 into Won at the rate of ￦1,156.80 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on June 30, 2019.

(3)

As of June 30, 2019, we had contingent liabilities totaling ￦40,031 billion, which consisted of ￦33,978 billion under confirmed guarantees and ￦6,053 billion under unconfirmed guarantees issued on behalf of our clients.

(4)

As of June 30, 2019, we had entered into 455 interest rate related derivative contracts with a notional amount of ￦41,409 billion and 581 currency related derivative contracts with a notional amount of ￦35,759 billion in accordance with our policy to hedge interest rate and currency risks.

(5)	All of our borrowings, whether domestic or international, are unsecured and unguaranteed.
(6)	As of June 30, 2019, authorized ordinary share capital was ￦15,000 billion and issued fully-paid ordinary share capital was ￦11,841 billion. See “—Business—Government Support and Supervision.”
(7)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Supervisory Regulation of Banking Business, we reserve such difference as regulatory reserve for bad loans. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the six months ended June 30, 2019 and 2018—Note 23.”

(8)	See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018—Note 22.”

Selected Financial Statement Data

Recent Developments

The following tables present selected separate financial information as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and 2018, which has been derived from our unaudited separate internal management accounts as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 prepared in accordance with Korean IFRS.

	Nine Months Ended September 30,
	2019		2018
	(billions of Won) (unaudited)
Income Statement Data
Total Interest Income	￦	2,370	￦	2,111
Total Interest Expense		1,717		1,463
Net Interest Income		653		648
Operating Income		634		899
Income before Income Tax		660		911
Income Tax Expense		197		220
Net Income		463		691

	As of September 30, 2019 (unaudited)		As of December 31, 2018
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	75,604	￦	72,120
Total Borrowings(2)		75,697		70,836
Total Assets		95,015		89,799
Total Liabilities		81,134		76,317
Total Shareholders’ Equity		13,881		13,483

(1)

Gross amount, including bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency, advance for customers and others and before deducting valuation adjustment of loans in foreign currencies, allowance for loan losses and deferred loan origination fees.

(2)	Includes debentures.

For the nine months ended September 30, 2019, we had net income of ￦463 billion compared to net income of ￦691 billion for the nine months ended September 30, 2018, primarily due to an increase in provision for loan loss allowance to ￦564 billion in the first nine months of 2019 from ￦45 billion in the corresponding period of 2018. Such increase in provision for loan loss allowance was attributable mainly to an increase in impairment loss on loans to overseas long-term financing projects. The effect of such change was partially offset by (i) an increase in reversal of impairment on other financial assets to ￦165 billion in the first nine months of 2019 from ￦0.1 billion in the corresponding period of 2018, primarily due to a decrease in other financial assets to shipbuilding companies and (ii) an increase in reversal of impairment on financial guarantee contacts to ￦91 billion in the first nine months of 2019 from ￦11 billion in the corresponding period of 2018, primarily due to a decrease in financial guarantees to shipbuilding companies.

As of September 30, 2019, our total assets increased to ￦95,015 billion from ￦89,799 billion as of December 31, 2018, primarily due to an increase in Loan Credits to ￦75,604 billion as of September 30, 2019 from ￦72,120 billion as of December 31, 2018.

As of September 30, 2019, our total liabilities increased to ￦81,134 billion from ￦76,317 billion as of December 31, 2018. The increase in liabilities was primarily due to an increase in debentures to ￦69,863 billion as of September 30, 2019 from ￦65,943 billion as of December 31, 2018.

The increases in assets and liabilities were primarily due to increases in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of September 30, 2019 compared to December 31, 2018 magnified the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including significant percentages in U.S. dollars).

As of September 30, 2019, our total shareholders’ equity increased to ￦13,881 billion from ￦13,483 billion as of December 31, 2018, primarily due to an increase in retained earnings to ￦1,517 billion as of September 30, 2019 from ￦1,117 billion as of December 31, 2018.

As of September 30, 2019, our capital adequacy ratio, on a consolidated basis, was 14.43%, a slight increase from 14.42% as of December 31, 2018.

Separate Financial Statement Data

You should read the following financial statement data together with our separate financial statements and notes included in this prospectus supplement. The following tables present selected separate financial information as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018, which has been derived from our unaudited separate K-IFRS financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 included in this prospectus supplement:

	Six Months Ended June 30,
	2019		2018
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	1,585	￦	1,336
Total Interest Expense		1,153		894
Net Interest Income		432		442
Operating Income		679		709
Income before Income Tax		705		723
Income Tax Expense		215		164
Net Income		491		559

	As of June 30, 2019 (unaudited)		As of December 31, 2018
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	73,810	￦	72,120
Total Borrowings(2)		73,563		70,836
Total Assets		92,623		89,799
Total Liabilities		78,749		76,317
Total Shareholders’ Equity		13,875		13,483

(1)

Gross amount, including bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency, advance for customers and others and before deducting valuation adjustment of loans in foreign currencies, allowance for loan losses and deferred loan origination fees.

(2)	Includes debentures.

In the first half of 2019, we had net income of ￦491 billion compared to net income of ￦559 billion in the corresponding period of 2018, primarily due to a decrease in reversal of impairment on credit to ￦65 billion in the first half of 2019 from ￦121 billion in the corresponding period of 2018. Such decrease in reversal of impairment on credit was attributable mainly to an increase in impairment loss on loans to shipping companies.

As of June 30, 2019, our total assets increased to ￦92,623 billion from ￦89,799 billion as of December 31, 2018, primarily due to an increase in Loan Credits to ￦73,810 billion as of June 30, 2019 from ￦72,120 billion as of December 31, 2018.

As of June 30, 2019, our total liabilities increased to ￦78,749 billion from ￦76,317 billion as of December 31, 2018. The increase in liabilities was primarily due to an increase in debentures to ￦68,080 billion as of June 30, 2019 from ￦65,943 billion as of December 31, 2018.

The increases in assets and liabilities were primarily due to increases in the volume of loans and debt, respectively. The depreciation of the Won against the U.S. dollar as of June 30, 2019 compared to December 31, 2018 magnified the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including significant percentages in U.S. dollars).

As of June 30, 2019, our total shareholders’ equity increased to ￦13,875 billion from ￦13,483 billion as of December 31, 2018, primarily due to an increase in retained earnings to ￦1,545 billion as of June 30, 2019 from ￦1,117 billion as of December 31, 2018.

Operations

Loan Operations

In the first half of 2019, we provided total loans of ￦23,412 billion, a decrease of 1% from the corresponding period of 2018.

Export Credits

As of June 30, 2019, export credits in the amount of ￦38,877 billion represented 53% of our total outstanding Loan Credits. Our disbursements of export credits amounted to ￦13,737 billion in the first half of 2019, an increase of 3% from the corresponding period of 2018, which was mainly due to an increase in demand for loan and trade financing from domestic exporters. The depreciation of the Won against the U.S. dollar as of June 30, 2019 compared to June 30, 2018 magnified the effect of the increase in the volume of export credits in the first half of 2019, as a majority of our export credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Overseas Investment Credits

As of June 30, 2019, overseas investment credits amounted to ￦27,692 billion, representing 38% of our total outstanding Loan Credits. Our disbursements of overseas investment credits in the first half 2019 decreased by 23% to ￦5,524 billion from the corresponding period of 2018, primarily due to decreased demand in overseas investment and project credits. The depreciation of the Won against the U.S. dollar as of June 30, 2019 compared to June 30, 2018 partially offset the effect of the decrease in the volume of overseas investment credits in the first half of 2019, as a majority of our overseas investment credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Import Credits

As of June 30, 2019, import credits in the amount of ￦4,765 billion represented 6% of our total outstanding Loan Credits. Our disbursements of import credits amounted to ￦4,151 billion in the first half of 2019, an increase of 30% over the corresponding period of 2018, which was mainly due to an increase in demand for financing for raw materials used for export and domestic consumption. The depreciation of the Won against the U.S. dollar as of June 30, 2019 compared to June 30, 2018 magnified the effect of the increase in the volume of import credits in the first half of 2019, as a significant portion of our import credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Guarantee Operations

Guarantee commitments as of June 30, 2019 increased slightly to ￦40,031 billion from ￦40,011 billion as of December 31, 2018. Guarantees we had confirmed as of June 30, 2019 decreased to ￦33,978 billion from ￦34,795 billion as of December 31, 2018.

For further information regarding our guarantee and letter of credit operations, see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018—Note 36”.

Description of Assets and Liabilities

Total Credit Exposure

The following table sets out our Credit Exposure as of June 30, 2019, categorized by type of exposure extended:

		June 30, 2019
		(billions of Won, except for percentages)
A	Loans in Won	￦	17,429	16%
B	Loans in Foreign Currencies		53,190	50
C	Loans (A+B)		70,619	67
D	Other Loans(1)		3,192	3
E	Loan Credits (C+D)		73,810	70
F	Allowances for Possible Loan Losses		1,903	2
G	Loan Credits (including present value discounts) (E-F)		71,907	68
H	Confirmed Guarantees		33,978	32

I	Credit Exposure (G+H)	￦	105,885	100%

(1)	Includes call loans, inter-bank loans, other loans.

Loan Credits by Geographic Area

The following table sets out the total amount of our outstanding Loan Credits (including call loans and inter-bank loans in foreign currency) as of June 30, 2019, categorized by geographic area(1)(2):

	June 30, 2019(1)		As % of June 30, 2019 Total
	(billions of Won, except for percentages)
Asia(2)	￦	57,665	78%
Europe		5,487	7
America		8,137	11
Africa		2,521	3

Total	￦	73,810	100%

(1)

For purposes of this table, export credits have been allocated to the geographic areas in which the foreign buyers of Korean exports are located; overseas investment credits have been allocated to the geographic areas in which the overseas investments being financed are located; and import credits have been allocated to the geographic areas in which the sellers of the imported goods are located.

(2)	Includes Australia.

Individual Exposure

As of June 30, 2019, our largest Credit Exposure was to Daewoo Shipbuilding & Marine Engineering (“DSME”) in the amount of ￦3,349 billion, a decrease from ￦4,157 billion as of December 31, 2018, primarily due to a decrease in refund guarantees.

As of June 30, 2019, our second and third largest Credit Exposures were to Samsung Heavy Industries in the amount of ￦3,340 billion and Doosan Heavy Industries & Construction in the amount of ￦1,925 billion.

The following table sets out our five largest Credit Exposures as of June 30, 2019(1):

Rank	Name of Borrower	Loans	Guarantees	Total
		(billions of Won)
1	Daewoo Shipbuilding & Marine Engineering	548	2,801	3,349
2	Samsung Heavy Industries	1,281	2,060	3,340
3	Doosan Heavy Industries & Construction	853	1,072	1,925
4	Hanwha Engineering & Construction	—	1,779	1,779
5	Korea Shipbuilding & Offshore Engineering	737	998	1,735

(1)	Excludes loans and guarantees extended to affiliates.

Source: Internal accounting records.

Asset Quality

Asset Classifications

The following table provides information on our asset quality and loan loss reserves as of June 30, 2019:

	As of June 30, 2019
	Loan Amount(1)		Loan Loss Reserve(2)
Normal	￦	123,621	￦	919
Precautionary		8,541		801
Sub-standard		509		58
Doubtful		1,004		556
Estimated Loss		543		527

Total	￦	134,218	￦	2,861

(1)	These figures include loans (excluding interbank loans and call loans), domestic usance, bills bought, foreign exchange bought, advances for customers, and confirmed acceptances and guarantees.
(2)	These figures include present value discount.

Reserves for Credit Losses

As of June 30, 2019, the amount of our non-performing assets was ￦2,056 billion, an increase of 17% from ￦1,757 billion as of December 31, 2018. As of June 30, 2019, our non-performing asset ratio was 1.5%, compared to 1.4% as of December 31, 2018.

We cannot provide any assurance that our current level of exposure to non-performing assets will not increase in the future or that any of our borrowers (including our largest borrowers as described above) is not currently facing, or in the future will not face, material financial difficulties.

The following table sets forth information regarding our loan loss reserves as of June 30, 2019:

June 30, 2019
(billions of Won, except for percentages)
Loan Loss Reserve (A)	￦ 2,861
NPA (B)(1)	2,056
Total Equity (C)	13,875
Reserve to NPA (A/B)	139%
Equity at Risk (B-A)/C	—

(1)	Non-performing assets, which are defined as assets that are classified as substandard or below.

Source: Internal accounting records.

Investments

As of June 30, 2019, our total investment in securities amounted to ￦11,657 billion, representing 13% of our total assets.

The following table sets out the composition of our investment securities as of June 30, 2019:

Type of Investment Securities	Amount		%
	(billions of Won)
Financial Assets at FVOCI	￦	8,957	77%
Financial Assets at Amortized Cost		589	5
Investments in Associates and Subsidiaries		2,111	18

Total	￦	11,657	100%

For further information relating to the classification guidelines and methods of valuation of our financial instruments (including securities), see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018—Note 5”.

Guarantees and Acceptances and Contingent Liabilities

As of June 30, 2019, we had issued a total amount of ￦33,978 billion in confirmed guarantees and acceptances, of which ￦30,744 billion, representing 90% of the total amount, was classified as normal and ￦2,957 billion, representing 9% of the total amount, was classified as precautionary, and ￦276 billion, representing 1% of the total amount, was classified as substandard or below.

Derivatives

As of June 30, 2019, our outstanding loans made at floating rates of interest totaled approximately ￦52,368 billion, whereas our outstanding borrowings made at floating rates of interest totaled approximately ￦52,022 billion, including those raised in Australian Dollar, Indonesia Rupiah and Brazil Real and swapped into U.S. dollar floating rate borrowings. As of June 30, 2019, we had entered into 455 interest rate related derivative contracts with a notional amount of ￦41,409 billion and had entered into 581 currency related derivative contracts with a notional amount of ￦35,759 billion. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018—Note 20”.

Sources of Funding

We raised a net total of ￦23,011 billion (new borrowings plus loan repayments by our clients less repayment of our existing debt) during the first half of 2019, a decrease of 12% from ￦26,075 billion in the corresponding period of 2018. The total loan repayments, including prepayments by our clients, during the first half of 2019 amounted to ￦23,746 billion, an increase of 0.2% from ￦23,695 billion during the corresponding period of 2018.

As of June 30, 2019, we had no outstanding borrowings from the Government. We issued Won-denominated domestic bonds in the aggregate amount of ￦4,990 billion during the first half of 2019.

During the first half of 2019, we issued bonds in the aggregate principal amount of US$1,993 million in various types of currencies under our existing global medium term notes program, a 38% decrease from

US$3,197 million in the corresponding period of 2018. In addition, we issued bonds during the first half of 2019 in the aggregate amount of US$1,000 million under our U.S. shelf registration statement compared with US$1,500 million in the corresponding period of 2018. As of June 30, 2019, the outstanding amounts of our notes and debentures were US$34,748 million, JPY 132,820 million, HKD 4,881 million, BRL 4,245 million, EUR 3,527 million, THB 10,300 million, CHF 1,200 million, AUD 3,660 million, INR 32,042 million, CNY 8,583 million, IDR 12,533,400 million, PEN 266 million, NZD 1,022 million, ZAR 1,354 million, NOK 2,250 million, SEK 250 million, GBP 60 million, CAD 690 million, MXN 150 million and SGD 200 million.

We also borrow from foreign financial institutions in the form of loans that are principally made bilaterally or by syndicates of commercial banks at floating or fixed interest rates and in foreign currencies, with original maturities ranging from one to five years. As of June 30, 2019, the outstanding amount of such borrowings from foreign financial institutions was US$1,700 million.

As of June 30, 2019, our total paid-in capital amounted to ￦11,841 billion, and the Government, The Bank of Korea and Korea Development Bank owned 66%, 10% and 24%, respectively, of our paid-in capital.

As of June 30, 2019, the aggregate outstanding principal amount of our borrowings (including export-import financing debentures), which was ￦73,135 billion, was equal to 19% of the authorized amount of ￦386,850 billion.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of June 30, 2019:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2019		2020		2021		2022		Thereafter
	(billions of won)
Won	￦	5,400	￦	5,370	￦	645	￦	210	￦	2,860
Foreign(2)		5,824		10,811		11,092		8,448		22,476

Total Won Equivalent	￦	11,224	￦	16,181	￦	11,737	￦	8,658	￦	25,336

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on June 30, 2019, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

As of June 30, 2019, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$5,856 million, US$7,104 million and US$6,828 million, respectively. As of June 30, 2019, our total foreign currency liabilities exceeded our total foreign currency assets by US$35 million.

Capital Adequacy

As of June 30, 2019, our capital adequacy ratio, on a consolidated basis, was 14.43%, a slight increase from 14.42% as of December 31, 2018.

The following table sets forth our capital base and capital adequacy ratios (on a consolidated basis) reported as of June 30, 2019:

June 30, 2019
(billions of Won, except for percentages)
Tier I	￦ 13,914
Paid-in Capital (including capital adjustments)	11,712
Retained Earnings(1)	1,549
Accumulated other comprehensive income	687
Common shares issued by consolidated subsidiaries of the bank and held by third parties	3
Deductions from Tier I Capital	(37)
Capital Adjustments	—
Deferred Tax Asset	—
Others	(37)
Tier II (General Loan Loss Reserves)	1,818
Total Capital	15,732
Risk Adjusted Assets	109,051
Capital Adequacy Ratios
Tier I common equity	12.76%
Tier 1	12.76%
Tier I and Tier II	14.43%

(1)	Net amount after deducting regulatory reserve for bad loans.

Source: Internal accounting records.

Financial Statements and the Auditors

Our interim separate financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018 appearing in this prospectus supplement were prepared in conformity with Korean IFRS, as summarized in Note 2 of the notes to our unaudited separate financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 included in this prospectus supplement.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	Korean won
	June 30, 2019		December 31, 2018
	(In millions)
ASSETS:
Cash and due from financial institutions (Notes 4, 5 and 7)	￦	4,396,226	￦	3,682,863
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 5, 8 and 20)		2,004,165		2,298,223
Hedging derivative assets (Notes 4, 5 and 20)		365,044		75,743
Loans at amortized cost (Notes 4, 5, 10 and 37)		71,502,046		70,199,721
Financial investments (Notes 4, 5 and 9)		9,546,767		8,844,756
Investments in associates and subsidiaries (Note 11)		2,111,497		2,511,497
Tangible assets, net (Note 12)		264,912		266,102
Intangible assets, net (Note 13)		36,122		38,454
Deferred tax assets (Note 34)		1,055,176		902,252
Other assets (Notes 4, 5, 14 and 37)		1,341,544		979,628

	￦	92,623,499	￦	89,799,239

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Financial liabilities at FVTPL (Notes 4, 5 and 20)	￦	683,961	￦	905,901
Hedging derivative liabilities (Notes 4, 5 and 20)		904,979		1,628,303
Borrowings (Notes 4, 5 and 15)		5,483,074		4,893,478
Debentures (Notes 4, 5 and 16)		68,080,002		65,942,970
Provisions (Note 17)		700,697		751,882
Retirement benefit liabilities, net (Note 18)		11,791		6,350
Other liabilities (Notes 4, 5, 19 and 37)		2,884,192		2,187,742

		78,748,696		76,316,626

STOCKHOLDERS’ EQUITY:
Capital stock (Note 21)		11,841,143		11,814,963
Capital adjustments		(129,339)		(129,339)
Other components of equity (Notes 20 and 22)		618,436		680,329
Retained earnings (Note 23) (Regulatory reserve for loan losses as of June 30, 2019 and December 31, 2018: ￦106,650 million and ￦302,248 million)		1,544,563		1,116,660

		13,874,803		13,482,613

	￦	92,623,499	￦	89,799,239

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Korean won
	Six months ended June 30, 2019		Six months ended June 30, 2018
	(In millions)
OPERATING INCOME:
Net interest income (Notes 24 and 37):
Interest income	￦	1,584,826	￦	1,335,892
Interest expenses		(1,152,549)		(894,190)

		432,277		441,702

Net commission income (Notes 25 and 37):
Commission income		163,163		154,765
Commission expenses		(6,000)		(4,135)

		157,163		150,630

Dividend income (Note 26)		28,833		35,390
Gain (loss) on financial assets at FVTPL (Note 27)		162,404		(97,488)
Gain (loss) on hedging derivative assets (Notes 20 and 28)		1,253,688		(1,005,560)
Loss on financial investments (Note 29)		(6,777)		(1,463)
Gain (loss) on foreign exchange transaction		(286,953)		495,145
Other net operating income (loss) (Note 30)		(1,025,115)		672,105
Reversal of impairment on credit (Note 31)		64,814		121,193
General and administrative expenses (Note 32)		(101,727)		(102,608)

Total operating income		678,657		709,046

NON-OPERATING INCOME (EXPENSES) (Note 33):
Net gain on investments in associates and subsidiaries		30,647		4,577
Net other non-operating income (expenses)		(4,148)		9,291

		26,499		13,868

PROFIT BEFORE INCOME TAX		705,156		722,914
INCOME TAX EXPENSES (Note 34)		(214,597)		(164,026)

PROFIT FOR THE PERIOD		490,599		558,888

(Adjusted profit for the period after regulatory reserve for loan losses for the six months ended June 30, 2019 and 2018: ￦509,773 million and ￦546,766 million) (Note 23)
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD (Note 22)
Items not reclassified subsequently to profit or loss:
Gain (Loss) on equity securities at FVOCI		(116,708)		653,145
Income tax effect		28,244		(158,061)
Items that are or may be reclassified subsequently to profit or loss:
Gain (loss) on debt securities at FVOCI		34,872		(22,749)
Cash flow hedging gain (loss)		182		(1,702)
Income tax effect		(8,483)		5,831

		(61,893)		476,464

TOTAL COMPREHENSIVE INCOME	￦	428,666	￦	1,035,352

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

					Other components of equity
	Capital stock		Additional paid-in capital		Valuation on FVOCI financial instruments		Valuation of cash-flow hedge		Remeasurement, net of defined benefit assets		Gain or loss on disposal of FVOCI financial instruments		Retained earnings		Total
	(Korean won in millions)
January 1, 2018	￦	11,814,963	￦	(129,339)	￦	(114,032)	￦	586	￦	17,168	￦	(13,817)	￦	579,217	￦	12,154,746
Payment of dividends		—		—		—		—		—		—		(59,596)		(59,596)
Profit for the period		—		—		—		—		—		—		558,888		558,888
Other comprehensive income:																476,464
Gain on valuation of FVOCI financial instruments, net of tax		—		—		491,217		—		—		—		—		491,217
Loss on valuation of cash flow hedge, net of tax		—		—		—		(1,376)		—		—		—		(1,376)
Loss on disposal of FVOCI financial instruments, net of tax		—		—		—		—		—		(13,377)		—		(13,377)

June 30, 2018	￦	11,814,963	￦	(129,339)	￦	377,185	￦	(790)	￦	17,168	￦	(27,194)	￦	1,078,509	￦	13,130,502

January 1, 2019	￦	11,814,963	￦	(129,339)	￦	691,647	￦	(137)	￦	9,917	￦	(21,098)	￦	1,116,660	￦	13,482,613
Paid in capital increase		26,180		—		—		—		—		—		—		26,180
Payment of dividends		—		—		—		—		—		—		(62,656)		(62,656)
Profit for the period		—		—		—		—		—		—		490,559		490,559
Other comprehensive income:																(61,893)
Loss on valuation of FVOCI financial instruments, net of tax		—		—		(60,923)		—		—		—		—		(60,923)
Gain on valuation of cash flow hedge, net of tax		—		—		—		137		—		—		—		137
Loss on disposal of FVOCI financial instruments, net of tax		—		—		—		—		—		(1,107)		—		(1,107)

June 30, 2019	￦	11,841,143	￦	(129,339)	￦	630,724	￦	—	￦	9,917	￦	(22,205)	￦	1,544,563	￦	13,874,803

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Korean won
	Six months June 30, 2019		Six months June 30, 2018
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	￦	490,559	￦	558,888

Adjustments to reconcile profit for the period to net cash used in operating activities:
Income tax expense		214,597		164,026
Interest income		(1,584,826)		(1,335,892)
Interest expenses		1,152,549		894,190
Dividend income		(28,881)		(35,390)
Dividend received from subsidiaries and associates		(11,929)		(4,577)
Loss on financial assets at FVTPL		5,297		2,722
Loss on financial assets at FVOCI		6,917		1,674
Transfer to derivatives’ credit risk provision		6,274		49,545
Loss on foreign exchange transactions		753,449		490,760
Loss on fair value hedged items		1,062,298		33,767
Depreciation and amortization		9,473		10,766
Loss on disposals of tangible, intangible and other assets		2		1
Loss on valuation of derivative assets		666,951		1,675,519
Retirement benefits		5,431		4,416
Gain on financial assets at FVTPL		(10,143)		(13,844)
Gain on financial assets at FVOCI		(140)		(211)
Gain on investments in associates		(18,719)		—
Reversal of derivatives’ credit risk provision		(15,890)		(40,533)
Gain on foreign exchange transactions		(468,253)		(983,186)
Impairment reversal on credit		(64,814)		(121,193)
Gain on fair value hedged items		(28,221)		(717,545)
Gain on valuation of derivative assets		(1,531,078)		(523,640)
Gain on disposals of tangible assets, intangible assets and other assets		(12)		(101)
Changes in operating assets and liabilities:
Due from financial institutions		626,162		(1,256,633)
Financial assets and liabilities at FVTPL		171,946		540,681
Trading derivative net assets		(68,817)		—
Hedging derivative net assets		(169,146)		(864,781)
Loans at amortized cost		345,044		(506,497)
Other assets		(259,014)		(304,171)
Provisions		—		(20,081)
Payment of retirement benefits		10		139
Other liabilities		368,433		670,946
Payment of income tax		(39,519)		(18,306)
Interest received		1,585,457		1,218,802
Interest paid		(1,017,391)		(764,694)
Dividend received		40,810		38,575

Net cash provided by (used in) operating activities		2,194,866		(1,155,858)

THE EXPORT-IMPORT BANK OF KOREA

CONDENSED SEPARATE INTERIM STATEMENTS OF CASH FLOWS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	Korean won
	Six months June 30, 2019		Six months June 30, 2018
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposals of investment instruments	￦	472,218	￦	101,809
Disposals of investments in associates		18,719		475
Disposals of tangible assets		13		1
Disposals of intangible assets		—		380
Acquisitions of investment instruments		(768,894)		(240,362)
Investments in subsidiaries and associates		—		(44,370)
Acquisitions of tangible assets		(2,737)		(906)
Acquisitions of intangible assets		(3,218)		(1,217)

Net cash used in investing activities		(283,899)		(184,190)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in call money		—		68
Proceeds from borrowings		1,237,358		3,290,567
Proceeds from debentures		8,857,375		11,571,264
Capital increase with consideration		26,180		—
Increase in deposits		—		2
Repayment of borrowings		(811,657)		(3,010,978)
Repayment of debentures		(9,783,607)		(8,951,815)
Decrease in deposits		—		(4)
Payment of dividends		(62,656)		(59,596)

Net cash provided by (used in) financing activities		(536,907)		2,839,508

NET INCREASE IN CASH AND CASH EQUIVALENTS		1,374,060		1,499,460
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		1,020,067		815,994
EFFECTS OF FOREIGN EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCIES		(100,473)		(76,231)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 7, 35)	￦	2,293,654	￦	2,239,223

See accompanying notes to condensed separate interim financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019, AND DECEMBER 31, 2018,

AND FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

1. GENERAL:

(1) Summary of The Export-Import Bank of Korea

The Export-Import Bank of Korea (the “Bank” or the “Company”) was established in 1976 as a special financial institution under The Export-Import Bank of Korea Act (the “EXIM Bank Act”) to grant financial facilities for overseas trade (i.e., export and import), investments and resources development activities. As of June 30, 2019, the Bank operates 10 domestic branches, three domestic offices, four overseas subsidiaries and 24 overseas offices.

The Bank’s authorized capital is ￦15,000,000 million, and through numerous capital increases since the establishment, its paid-in capital is ￦11,841,143 million as of June 30, 2019. The Government of the Republic of Korea (the “Government”), the Bank of Korea (“BOK”), and the Korea Development Bank hold 66.34%, 9.84%, and 23.82%, respectively, of the ownership of the Bank as of June 30, 2019.

The Bank, as a trustee of the Government, has managed the Economic Development Cooperation Fund (“EDCF”) since June 1987 and the Inter-Korean Cooperation Fund (“IKCF”) since March 1991. These funds are accounted for separately and are not included in the Bank’s separate interim financial statements. The Bank receives fees from the Government for the trustee services.

(2) Summary of subsidiaries and associates

1) Subsidiaries of the Bank as of June 30, 2019, and December 31, 2018, are as follows:

(June 30, 2019)

Subsidiaries	Location	Capital stock	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP 20 mil.	Finance	20,000,000	100.00	Jun. 30, 2019
KEXIM Vietnam Leasing Co.(*1)	Vietnam	USD 13 mil.	Finance	—	100.00	Jun. 30, 2019
PT.KOEXIM Mandiri Finance	Indonesia	IDR52,000 mil.	Finance	442	85.00	Jun. 30, 2019
KEXIM Asia Limited	Hong Kong	USD 30 mil.	Finance	30,000,000	100.00	Jun. 30, 2019

(*1)	This entity does not issue share certificates.

(December 31, 2018)

Subsidiaries	Location	Capital stock	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP 20 mil.	Finance	20,000,000	100.00	Dec. 31, 2018
KEXIM Vietnam Leasing Co.(*1)	Vietnam	USD 13 mil.	Finance	—	100.00	Dec. 31, 2018
PT.KOEXIM Mandiri Finance	Indonesia	IDR52,000 mil.	Finance	442	85.00	Dec. 31, 2018
KEXIM Asia Limited	Hong Kong	USD 30 mil.	Finance	30,000,000	100.00	Dec. 31, 2018

(*1)	This entity does not issue share certificates.

2) Associates of the Bank as of June 30, 2019, and December 31, 2018, are as follows:

(June 30, 2019)

Associates	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Korea Asset Management Corporation	Korea	KRW	860,000 mil.	Financial service	44,482,396	25.86	Jun. 30, 2019
Credit Guarantee and Investment Fund	Philippines	USD	859 mil.	Financial service	100,000,000	11.64	Mar. 31, 2019
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW	1,319,693 mil.	Shipbuilding	96,575,200	69.39	Jun. 30, 2019
DAESUN Shipbuilding & Engineering Co., Ltd.	Korea	KRW	6,262 mil.	Shipbuilding	1,040,000	83.03	Jun. 30, 2019
KTB Newlake Global Healthcare PEF	Korea	KRW	35,180 mil.	Financial service	879,500,000	25.00	Jun. 30, 2019
KBS-KDB Private Equity Fund	Korea	KRW	29,713 mil.	Financial service	6,031,875,000	20.30	Jun. 30, 2019
Korea Aerospace Industries. Ltd.	Korea	KRW	487,376 mil.	Manufacturing	25,745,964	26.41	Jun. 30, 2019
Daewoo Shipbuilding & Marine Engineering Co., Ltd	Korea	KRW	541,029 mil.	Shipbuilding	—	—	Jun. 30, 2019

(December 31, 2018)

Associates	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Korea Asset Management Corporation	Korea	KRW	860,000 mil.	Financial service	44,482,396	25.86	Dec. 31, 2018
Credit Guarantee and Investment Fund	Philippines	USD	859 mil.	Financial service	100,000,000	11.64	Sep. 30, 2018
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Korea	KRW	1,391,693 mil.	Shipbuilding	113,075,200	81.25	Dec. 31, 2018
DAESUN Shipbuilding & Engineering Co., Ltd.	Korea	KRW	6,262 mil.	Shipbuilding	1,040,000	83.03	Dec. 31, 2018
KTB Newlake Global Healthcare PEF	Korea	KRW	35,180 mil.	Financial service	879,500,000	25.00	Dec. 31, 2018
KBS-KDB Private Equity Fund	Korea	KRW	29,713 mil.	Financial service	6,031,875,000	20.30	Dec. 31, 2018
Korea Shipping and Maritime Transportation	Korea	KRW	25,000 mil.	Financial service	2,000,000	40.00	Dec. 31, 2018
Korea Aerospace Industries. Ltd.	Korea	KRW	487,376 mil.	Manufacturing	25,745,964	26.41	Dec. 31, 2018
Daewoo Shipbuilding & Marine Engineering Co., Ltd	Korea	KRW	541,029 mil.	Shipbuilding	—	—	Dec. 31, 2018

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of condensed separate financial statement preparation

These condensed separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Bank’s K-IFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Bank’s accounting policies applied for the accompanying condensed separate interim financial statements are the same as the policies applied for the preparation of separate financial statements as of and for the year ended December 31, 2018.

(2) Functional Currency

Items included in the separate financial statements of each entity in the Bank are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

3. SIGNIFICANT ESTIMATES AND JUDGMENTS:

The preparation of separate financial statements requires the application of accounting policies, especially certain critical accounting estimates and assumptions that may have a significant impact on assets (liabilities) and income (expenses). The management’s estimate of outcome may differ from an actual outcome if the management’s estimate and assumption based on its best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both. Significant judgments are the same as those applied in preparation of the annual separate financial statements for the year ended December 31, 2018.

4. RISK MANAGEMENT:

4-1. Summary

(1) Overview of Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, interest risk, credit concentration risk, strategy/reputational risk, outsourcing risk, settlement risk and others. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks.

The Bank’s risk management system focuses on increasing transparency, developing risk management environment and preemptive response to risks due to rapid changes in financial environment to support the Bank’s long-term strategy and business decision efficiently.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

(2) Risk Management Group

1) Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the board of directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

2) Risk Management Council

The Risk Management Council is a consultative group that reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

3) Risk Management Practices Committee

The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council. It performs practical work process relating to risk management plan, including targeted Bank for International Settlements (“BIS”) ratio, risk management strategy, risk measurement, risk analysis, economic capital limit and others.

4-2. Credit risk

(1) Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

(2) Credit Risk Management

The Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to specific industry and specific borrowers. The Bank maintains allowances for loan losses associated with credit risk on loans and receivables to manage its credit risk.

(3) Maximum exposure to credit risk

The Bank’s maximum exposure of financial instruments to credit risk as of June 30, 2019, and December 31, 2018, is as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Cash and due from financial institutions	￦	4,396,226	￦	3,682,863
Financial assets at FVTPL(*1)		730,623		904,273
Hedging derivative assets		365,044		75,743
Loans at amortized cost(*2)		73,394,313		71,741,225
Financial investments(*3)		1,261,864		1,059,067
Other financial assets		1,307,139		1,135,012
Acceptances and guarantee contracts		40,031,071		40,010,549
Commitments(*4)		22,962,044		17,619,116

	￦	144,448,324	￦	136,227,848

(*1)	Financial assets at FVTPL exclude debt securities related to Beneficiary certificates and paid-in capital.
(*2)	Loans at amortized cost exclude loans valuation adjustment related to fair value hedging, allowances for loan losses.
(*3)	Allowances for loan losses for debt securities at amortized cost is excluded.
(*4)	Commitments exclude commitments on purchase of beneficiary certificates which are included in other commitments in Note 36.

(4) Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk on loans to manage its credit risk. The Bank writes off on non-profitable loans, non-recoverable loans, loans classified as estimated loss by asset quality category, loans requested to be written off by Financial Supervisory Service (“FSS”) and others upon approval of Loan Management Committee.

Loans are categorized as follows (Korean won in millions):

(June 30, 2019)

	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Collective assessment:
Best	￦	19,973,281	￦	9,612	￦	4,799	￦	19,987,692
Outstanding		25,431,709		—		40,000		25,471,709
Good		23,963,179		1,686,992		12,271		25,662,442
Below normal		—		424,788		87,644		512,432

Subtotal		69,368,169		2,121,392		144,714		71,634,275

Individual assessment:
Best		—		—		95,494		95,494
Outstanding		—		—		1,029		1,029
Good		—		—		79,846		79,846
Below normal		—		584,977		1,414,541		1,999,518

Subtotal		—		584,977		1,590,910		2,175,887

Total		69,368,169		2,706,369		1,735,624		73,810,162

Net deferred origination fees and costs								(415,849)

Total							￦	73,394,313

(December 31, 2018)

	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Collective assessment:
Best	￦	18,155,827	￦	9,489	￦	5,596	￦	18,170,912
Outstanding		24,374,636		—		40,000		24,414,636
Good		25,155,018		1,458,851		49,921		26,663,790
Below normal		3,200		434,356		60,554		498,110

Subtotal		67,688,681		1,902,696		156,071		69,747,448

Individual assessment:
Best		—		—		513,941		513,941
Outstanding		—		—		—		—
Good		—		—		29,370		29,370
Below normal		—		720,631		1,108,766		1,829,397

Subtotal		—		720,631		1,652,077		2,372,708

		67,688,681		2,623,327		1,808,148		72,120,156

Net deferred origination fees and costs								(378,931)

Total							￦	71,741,225

(5) Credit quality of financial investments (debt securities)

Financial assets at FVTPL and financial investments (debt securities) exposed to credit risk as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	12 month expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Grade 1	￦	1,231,737		—		—	￦	1,231,737
Grade 2		30,127		—		—		30,127
Grade 3		—		—		—		—
Grade 4		—		—		—		—
Grade 5		—		—		—		—

Total	￦	1,261,864	￦	—	￦	—	￦	1,261,864

(December 31, 2018)

	12 month expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Grade 1	￦	1,059,067	￦	—	￦	—	￦	1,059,067
Grade 2		—		—		—		—
Grade 3		—		—		—		—
Grade 4		—		—		—		—
Grade 5		—		—		—		—

Total	￦	1,059,067	￦	—	￦	—	￦	1,059,067

(6) Concentration of credit risk

The amounts disclosed below exclude loan valuation adjustment related to fair value hedging amounting to ￦10,589 million and ￦12,801 million as of June 30, 2019, and December 31, 2018, respectively.

1) Loans by country where the credit risk belongs to as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	17,397,006	￦	7,414,582	￦	735,859	￦	25,547,447	34.61	￦	(8,980)	￦	(1,085,465)
China		—		2,665,755		257,487		2,923,242	3.96		(3,162)		(29,100)
Saudi Arabia		—		3,650,247		466		3,650,713	4.95		(41,287)		(8,462)
India		—		2,792,664		36,762		2,829,426	3.83		(12,360)		(3,261)
Indonesia		17,000		3,209,718		9,861		3,236,579	4.39		(56,920)		(13,505)
Uzbekistan		—		999,477		—		999,477	1.35		(11,412)		(27,551)
Vietnam		—		3,973,044		36,632		4,009,676	5.43		(29,107)		(22,947)
Australia		—		2,056,759		37,362		2,094,121	2.84		(16,994)		(2,612)
Philippines		—		127,454		4,375		131,829	0.18		(114)		(902)
Qatar		—		750,181		—		750,181	1.02		(2,560)		(3,777)
Singapore		—		614,598		46,949		661,547	0.90		(2,391)		(1,136)
Oman		—		930,462		97		930,559	1.26		(15,680)		(4,297)
Hong Kong		—		537,462		783,831		1,321,293	1.79		(150)		(11,016)
The United Arab Emirates		—		3,871,269		6,149		3,877,418	5.25		(22,956)		(1,428)
Others		15,000		3,618,414		1,067,767		4,701,181	6.37		(102,329)		(78,019)

Subtotal		17,429,006		37,212,086		3,023,597		57,664,689	78.13		(326,402)		(1,293,478)

Europe:
Russia		—		224,922		—		224,922	0.30		—		(716)
United Kingdom		—		1,332,785		583		1,333,368	1.81		(6,821)		(112,072)
France		—		159,816		16,093		175,909	0.24		(1,320)		(227)
Netherlands		—		49,974		15,683		65,657	0.09		—		(803)
Greece		—		822,857		—		822,857	1.11		(4,358)		(608)
Turkey		—		1,017,914		—		1,017,914	1.38		(15,124)		(46,390)
Germany		—		258,673		3,860		262,533	0.36		(347)		(1,151)
Ukraine		—		64,298		—		64,298	0.09		(725)		—
Hungary		—		19,233		836		20,069	0.03		(12)		(299)
Others		—		1,408,760		90,695		1,499,455	2.02		(9,458)		(6,670)

Subtotal		—		5,359,232		127,750		5,486,982	7.43		(38,165)		(168,936)

America:
Panama		—		736,924		—		736,924	1.00		(2,197)		(57,600)
United States		—		2,967,334		20,432		2,987,766	4.05		(6,062)		(44,581)
The British Virgin Islands		—		14,219		—		14,219	0.02		(160)		(18)
Mexico		—		721,735		—		721,735	0.98		(5,022)		(2,253)
Bermuda		—		119,758		—		119,758	0.16		(831)		(72)
Brazil		—		2,137,289		—		2,137,289	2.90		(4,696)		(5,307)
Others		—		1,407,654		11,749		1,419,403	1.91		(4,961)		(61,935)

Subtotal		—		8,104,913		32,181		8,137,094	11.02		(23,929)		(171,766)

Africa:
Marshall Islands		—		739,684		—		739,684	1.00		(4,167)		(24,261)
Madagascar		—		401,311		—		401,311	0.54		(1,410)		(119,149)
Others		—		1,372,292		8,110		1,380,402	1.88		(21,776)		(125,266)

Subtotal		—		2,513,287		8,110		2,521,397	3.42		(27,353)		(268,676)

Total	￦	17,429,006	￦	53,189,518	￦	3,191,638	￦	73,810,162	100.00	￦	(415,849)	￦	(1,902,856)

(December 31, 2018)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	16,809,808	￦	7,440,799	￦	912,802	￦	25,163,409	34.89	￦	(9,220)	￦	(864,719)
China		—		2,242,295		293,791		2,536,086	3.52		(3,243)		(26,273)
Saudi Arabia		—		3,673,671		38,316		3,711,987	5.15		(45,036)		(7,300)
India		—		2,746,143		47,920		2,794,063	3.87		(16,061)		(3,218)
Indonesia		17,000		3,222,120		9,893		3,249,013	4.51		(61,170)		(12,972)
Uzbekistan		—		671,116		73,789		744,905	1.03		(5,758)		(20,125)
Vietnam		—		4,054,789		32,980		4,087,769	5.67		(30,540)		(21,282)
Australia		—		2,075,514		6,777		2,082,291	2.89		(17,989)		(2,652)
Philippines		—		194,474		—		194,474	0.27		(150)		(937)
Qatar		—		776,784		253		777,037	1.08		(2,766)		(3,834)
Singapore		—		574,537		69,753		644,290	0.89		(2,410)		(1,442)
Oman		—		847,722		3,169		850,891	1.18		(10,259)		(3,917)
Hong Kong		—		733,779		420,672		1,154,451	1.60		(318)		(10,895)
The United Arab Emirates		—		3,574,767		8,527		3,583,294	4.97		(24,914)		(1,274)
Others		9,800		3,331,782		1,293,738		4,635,320	6.43		(61,722)		(47,791)

Subtotal		16,836,608		36,160,292		3,212,380		56,209,280	77.95		(291,556)		(1,028,631)

Europe:
Russia		—		331,567		—		331,567	0.46		(3)		(994)
United Kingdom		—		1,335,664		—		1,335,664	1.85		(7,272)		(123,812)
France		—		175,039		50,046		225,085	0.31		(1,661)		(274)
Netherlands		—		48,608		14,992		63,600	0.09		—		(779)
Malta		—		1,186		—		1,186	0.01		—		—
Greece		—		846,343		—		846,343	1.17		(4,485)		(686)
Turkey		—		851,069		330		851,399	1.18		(15,254)		(27,158)
Germany		—		274,923		6,819		281,742	0.39		(387)		(883)
Ukraine		—		82,862		—		82,862	0.11		(1,290)		—
Cyprus		—		—		—		—	—		—		—
Hungary		—		16,948		934		17,882	0.02		(7)		(372)
Others		—		1,496,521		95,770		1,592,291	2.20		(10,422)		(6,206)

Subtotal		—		5,460,730		168,891		5,629,621	7.79		(40,781)		(161,164)

America:
Panama		—		786,755		—		786,755	1.09		(2,286)		(3,441)
United States		—		2,680,095		23,938		2,704,033	3.75		(6,185)		(30,348)
The British Virgin Islands		—		25,509		—		25,509	0.04		(172)		(19)
Mexico		—		755,131		—		755,131	1.05		(5,292)		(2,140)
Bermuda		—		242,300		—		242,300	0.34		(1,358)		(225)
Brazil		—		1,927,500		—		1,927,500	2.67		(4,973)		(7,514)
Others		—		1,307,331		8,779		1,316,110	1.82		(5,267)		(57,208)

Subtotal		—		7,724,621		32,717		7,757,338	10.76		(25,533)		(100,895)

Africa:
Marshall Islands		—		757,849		—		757,849	1.05		(4,496)		(2,216)
Liberia		—		11,461		—		11,461	0.02		(139)		(15)
Madagascar		—		387,885		—		387,885	0.54		(1,550)		(128,883)
Others		—		1,358,414		8,308		1,366,722	1.90		(14,876)		(132,500)

Subtotal		—		2,515,609		8,308		2,523,917	3.50		(21,061)		(263,614)

Total	￦	16,836,608	￦	51,861,252	￦	3,422,296	￦	72,120,156	100.00	￦	(378,931)	￦	(1,554,304)

2) Loans by industry as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	11,026,027	￦	24,729,253	￦	180,309	￦	35,935,589	48.69	￦	(207,520)	￦	(1,447,027)
Transportation		629,330		6,361,124		—		6,990,454	9.47		(34,405)		(169,826)
Financial institutions		4,769,016		7,401,936		2,956,273		15,127,225	20.49		(4,479)		(19,491)
Wholesale and retail		483,386		1,225,162		43,308		1,751,856	2.37		(2,762)		(27,374)
Real estate		—		337,271		—		337,271	0.46		(1,811)		(1,088)
Construction		231,062		389,109		—		620,171	0.84		(8,134)		(33,061)
Public sector and others		290,185		12,745,663		11,748		13,047,596	17.68		(156,738)		(204,989)

Total	￦	17,429,006	￦	53,189,518	￦	3,191,638	￦	73,810,162	100.00	￦	(415,849)	￦	(1,902,856)

(December 31, 2018)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	11,044,184	￦	23,492,659	￦	212,289	￦	34,749,132	48.18	￦	(161,406)	￦	(1,252,691)
Transportation		501,180		6,694,646		—		7,195,826	9.98		(36,927)		(64,916)
Financial institutions		4,139,230		6,802,713		3,154,565		14,096,508	19.55		(4,827)		(21,520)
Wholesale and retail		562,053		1,214,089		46,664		1,822,806	2.53		(3,088)		(20,891)
Real estate		—		115,179		—		115,179	0.16		(1,771)		(783)
Construction		317,442		499,756		—		817,198	1.13		(8,461)		(6,912)
Public sector and others		272,519		13,042,210		8,778		13,323,507	18.47		(162,451)		(186,591)

Total	￦	16,836,608	￦	51,861,252	￦	3,422,296	￦	72,120,156	100.00	￦	(378,931)	￦	(1,554,304)

3) Concentration of credit risk of financial assets at FVTPL and financial investments (debt securities) by industry as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019			Dec. 31, 2018
	Amount		Ratio (%)	Amount		Ratio (%)
Financial Assets at FVTPL
Government and government sponsored institutions	￦	—	—	￦	—	—
Banking and insurance		11,930	47.00		45,272	67.83
Others		13,455	53.00		21,469	32.17

Subtotal		25,385	100.00		66,741	100.00

Financial Assets at FVOCI
Government and government sponsored institutions		102,547	15.25		102,096	12.11
Banking and insurance		564,149	83.91		709,109	84.10
Others		5,628	0.84		32,013	3.79

Subtotal		672,324	100.00		843,218	100.00

Financial Assets at amortized cost
Government and government sponsored institutions		4,655	0.79		4,476	2.07
Banking and insurance		571,583	96.95		187,419	86.83
Others		13,302	2.26		23,954	11.10

Subtotal		589,540	100.00		215,849	100.00

Total	￦	1,287,249		￦	1,125,808

4) Concentration of credit risk of financial assets at FVTPL and financial investments (debt securities) by country as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019			Dec. 31, 2018
	Amount		Ratio (%)	Amount		Ratio (%)
Financial Assets at FVTPL
Korea	￦	13,455	53.00	￦	16,960	25.41
Others		11,930	47.00		49,781	74.59

Subtotal		25,385	100.00		66,741	100.00

Financial Assets at FVOCI
Korea		205,963	30.63		224,580	26.63
Others		466,361	69.37		618,638	73.37

Subtotal		672,324	100.00		843,218	100.00

Financial Assets at amortized cost
Korea		108,257	18.36		84,613	39.20
Others		481,283	81.64		131,236	60.80

Subtotal		589,540	100.00		215,849	100.00

Total	￦	1,287,249		￦	1,125,808

5) Credit enhancement and its financial effect as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)
Maximum exposure to credit risk	￦	73,394,313	￦	40,031,071	￦	22,962,044	￦	136,387,428	100.00

Credit enhancement:
Deposits and savings		103,441		84,894		7,473		195,808	0.14
Export guarantee insurance		—		726,198		6,148		732,346	0.54
Guarantee		4,691,927		1,951,405		1,029,277		7,672,609	5.63
Securities		143,840		368,637		2,400		514,877	0.38
Real estate		2,033,710		1,618,333		22,602		3,674,645	2.69
Ships		797,537		247,325		28,498		1,073,360	0.79
Others		1,237,075		—		6,247		1,243,322	0.91

Subtotal		9,007,530		4,996,792		1,102,645		15,106,967	11.08

Exposure to credit risk after deducting credit enhancement	￦	64,386,783	￦	35,034,279	￦	21,859,399	￦	121,280,461	88.92

(December 31, 2018)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)

Maximum exposure to credit risk	￦	71,741,224	￦	40,010,549	￦	17,619,116	￦	129,370,889	100.00

Credit enhancement:
Deposits and savings		91,577		40,833		7,003		139,413	0.11
Export guarantee insurance		—		717,364		7,223		724,587	0.56
Guarantee		4,666,963		1,935,334		1,565,600		8,167,897	6.31
Securities		145,978		378,069		12,400		536,447	0.41
Real estate		1,886,139		1,200,486		23,193		3,109,818	2.40
Ships		869,933		244,822		—		1,114,755	0.86
Others		1,297,273		—		12,099		1,309,372	1.02

Subtotal		8,957,863		4,516,908		1,627,518		15,102,289	11.67

Exposure to credit risk after deducting credit enhancement	￦	62,783,361	￦	35,493,641	￦	15,991,598	￦	114,268,600	88.33

(*1)	Loans exclude loans valuation adjustment related to fair value hedging.

4-3. Liquidity risk

(1) Overview of liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its payment obligations arising from financial liabilities as they become due. The Bank discloses all financial asset, financial liabilities and off-balance sheet items, such as loan commitments and analysis of the contractual maturity, which are related to liquidity risk, into seven categories. The cash flows disclosed in the maturity analysis are undiscounted contractual amounts, including principal and future interest, which resulted in disagreement with the discounted cash flows included in the separate statements of financial position. However, for derivatives, each discounted cash flow consisting of current fair value is presented.

(2) Principles of the liquidity risk management

1) Liquidity risk is managed with integration. The Bank measures, reports and controls liquidity risk by quantification with reasonable method.

2) Liquidity risk reflects financing plans and fund-using plans, and the Bank reports the liquidity risk with preciseness, timeliness and consistency.

3) The Bank establishes liquidity risk management strategy by analyzing liquidity maturity, liquidity gap structure and market environment.

(3) Liquidity risk management

Risk management department monitors changes by liquidity risk sources and compliance of risk limits. It notifies related departments to prepare countermeasures in case the measured liquidity risk is close to risk limits. Also, it analyzes crisis situations and effects of the crisis situations and reports to the Risk Management Committee on a regular basis. Each related department monitors changes of liquidity risk sources and compliance of risk limits by itself and if exposure to new risk is expected, it discusses the matter with the head of risk management department.

(4) Measurement of liquidity risk

The Bank measures liquidity ratio, liquidity gap ratio and others for local currency and foreign currencies and simulates analysis reflecting market environment, product features and the Bank’s strategies.

(5) Analysis on remaining contractual maturity of financial liabilities and off-balance-sheet items

Remaining contractual maturity and amount of financial liabilities and off-balance-sheet items as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	On demand		Within 1 month		1 to 3 months		3 to 6 Months		6 to 12 months		1 year to 5 years		Over 5 years		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	683,961	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	683,961
Hedging derivative liabilities		—		2,004		132,841		82,904		202,850		334,959		149,421		904,979
Borrowings		—		372,233		307,727		437,955		1,043,119		3,439,620		176,428		5,777,082
Debentures		—		950,103		3,266,726		6,384,638		11,938,596		35,345,727		16,943,974		74,829,764
Other financial liabilities		—		1,128,210		285		7,761		9,060		107,343		933,903		2,186,652

	￦	683,961	￦	2,452,550	￦	3,707,579	￦	6,913,258	￦	13,193,625	￦	39,227,649	￦	18,203,726	￦	84,382,348

Off-balance sheet items(*1):
Commitments	￦	22,962,044	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	22,962,044
Financial guarantee contracts		15,185,728		—		—		—		—		—		—		15,185,728

	￦	38,147,772	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	38,147,772

(December 31, 2018)

	On demand		Within 1 month		1 to 3 months		3 to 6 Months		6 to 12 months		1 year to 5 years		Over 5 years		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	905,901	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	905,901
Hedging derivative liabilities		—		11,405		17,721		140,390		229,816		691,997		536,974		1,628,303
Borrowings		—		68,965		45,916		448,363		632,663		3,864,588		173,063		5,233,558
Debentures		—		1,051,114		3,281,750		5,681,679		10,742,556		35,635,971		17,715,427		74,108,497
Other financial liabilities		—		719,647		—		329		2,332		167,861		947,509		1,837,678

	￦	905,901	￦	1,851,131	￦	3,345,387	￦	6,270,761	￦	11,607,367	￦	40,360,417	￦	19,372,973	￦	83,713,937

Off-balance sheet items(*1):
Commitments	￦	17,619,116	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	17,619,116
Financial guarantee contracts		14,500,508		—		—		—		—		—		—		14,500,508

	￦	32,119,624	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	32,119,624

(*1)	Financial guarantees and loan commitments provided by the Bank have maturities. The Bank should fulfill the obligation immediately when the counterparty requests payment.

4-4. Market risk

(1) Overview of market risk

1) Definition of market risk

Market risk is the risk of possible losses that arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments. The Bank classifies exposures to market risk into either foreign exchange rate risk or interest rate risk. Foreign exchange risk means that possible losses on assets and liabilities denominated in foreign currencies due to changes of foreign exchange rate. Interest rate risk means that possible losses on assets and liabilities due to changes of interest rate.

2) Market risk management group

The Bank operates the Risk Management Committee and the Risk Management Council for managing risks and risk limits. The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council for practical matters, such as managing adequate assets and liabilities by analyzing foreign exchange risk, interest rate risk, liquidity risk, money balance plan and effects by initiating new product. Market risk is managed by product and currency for minimizing segments exposed to changes of foreign exchange, interest rate and securities’ price. Foreign exchange risk is measured by definite method and probabilistic method and definite method is used for limits management. Interest rate value at risk (“VaR”) and interest rate earning at risk (“EaR”) are measured by BIS standards, definite method and probabilistic method and definite method is used for limits management. Meanwhile, the Bank performs financial crisis analysis supposing exceptional, but possible events for evaluating latent weakness. The analysis is used for important decision making, such as risk mitigation, emergency plan development and limit setup. The results of the analysis are reported to the board of directors and management on a quarterly basis.

(2) Foreign exchange risk

1) Management of foreign exchange risk

Foreign exchange risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of foreign exchange risk by source and compliance of risk limits regularly. A finance division head also monitors changes of foreign exchange risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that foreign exchange risk exceeds risk limit. If foreign exchange risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2) Measurement of foreign exchange risk

Foreign exchange risk is managed by foreign exchange VaR and foreign exchange position. Foreign exchange VaR is measured on a monthly basis and foreign exchange position is measured on a daily basis. It is measured separately by currency for assets and liabilities denominated in foreign currencies exceeding 5% of total assets and liabilities denominated in foreign currencies.

3) Measurement method

① VaR

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. VaR is a commonly used market risk management technique. However, the method has some shortcomings.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different, depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

② Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of foreign exchange that has significant influent on the value of portfolio. The Bank mainly uses historical scenario tool and also uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

③ Results of measurement

Results of foreign exchange VaR as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019								Dec. 31, 2018
	Average		Minimum		Maximum		Ending		Average		Minimum		Maximum		Ending
Foreign exchange risk	￦	35,307	￦	10,362	￦	68,010	￦	35,510	￦	27,714	￦	4,635	￦	68,602	￦	26,897

(3) Interest rate risk

1) Management of interest rate risk

Interest rate risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of interest rate risk by source and compliance of risk limits regularly. A finance division head also monitors changes of interest rate risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that interest rate risk exceeds risk limit. If interest rate risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2) Measurement of interest rate risk

Interest rate risk is managed by measuring interest rate EaR and interest rate VaR and uses interest rate sensitivity gap and duration gap as supplementary index. Interest rate EaR and interest rate VaR are measured on a monthly basis, and interest rate sensitivity gap and duration gap are measured on a daily basis. The Bank simulates analysis reflecting market environment, product features and the Bank’s strategies.

3) Measurement method

① VaR

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. VaR is a commonly used market risk management technique. However, the method has some limitations.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient or too long, the VaR results may understate or overstate the potential loss.

② Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of interest rate that has significant influence on the value of portfolio. The Bank mainly uses historical scenario tool and also uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

③ Results of measurement

Results of interest rate VaR as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019				Dec. 31, 2018
	Average	Minimum	Maximum	Ending	Average	Minimum	Maximum	Ending
Interest rate risk	￦52,525	￦39,952	￦64,874	￦51,585	￦79,086	￦37,129	￦112,921	￦37,129

4-5. Capital risk

The Bank follows the standard of capital adequacy established by the Financial Services Commission. The standard is based on Basel III, which was established by Basel Committee on Banking Supervision in BIS. In Korea, this standard has been followed since December 2013. According to the standard, the Bank should maintain at least 8% or above of BIS capital ratio for risk-weighted asset, and quarterly report BIS capital ratio to the FSS.

According to Korean Banking Supervision rules for operations, the Bank’s capitals are mainly divided into two categories:

1) Tier 1 capital (basic capital): Basic capital is composed of capital stock-common and other basic capital. Capital stock-common includes common stock satisfied with qualifications, capital surplus, retained earnings, accumulated other comprehensive income, other reserves and non-controlling interests among the common stock of consolidated subsidiaries. Other basic capital includes securities and capital surplus satisfied with qualifications

2) Tier 2 capital (supplementary capital): Supplementary capital is composed of the securities and capital surplus satisfied with qualifications, non-controlling interests among the securities of consolidated subsidiaries and the amounts of less than below 1.25% of credit risk-weighted asset like allowance for credit losses in respect of credits classified as normal or precautionary.

The risk-weighted asset includes intrinsic risks in total assets, errors of internal operation processes and loss risk from external events. It indicates a size of assets reflecting the level of risks that the Bank bears. The Bank computes the risk-weighted asset by risks (credit risk, market risk and operational risk) and uses it for calculation of BIS capital ratio.

5. FINANCIAL ASSETS AND FINANCIAL LIABILITIES:

5-1. Classification and fair value

(1) Carrying amounts and fair values of financial instruments as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

		June 30, 2019				December 31, 2018
		Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and due from financial institutions	Non-recurring	￦	4,396,226	￦	4,396,832	￦	3,682,863	￦	3,682,864
Financial assets at FVTPL	Recurring		2,004,165		2,004,165		2,298,223		2,298,223
Hedging derivative assets	Recurring		365,044		365,044		75,743		75,743
Loans at amortized cost	Non-recurring		71,502,046		71,975,312		70,199,721		70,374,963
Financial assets at FVOCI	Recurring		8,957,318		8,957,318		8,628,968		8,628,968
Financial assets at amortized cost	Non-recurring		589,449		597,845		215,788		217,237
Other financial assets	Non-recurring		1,300,517		1,300,517		964,721		964,721

		￦	89,114,765	￦	89,597,033	￦	86,066,027	￦	86,242,719

Financial liabilities:
Financial liabilities at FVTPL	Recurring	￦	683,961	￦	683,961	￦	905,901	￦	905,901
Hedging derivative liabilities	Recurring		904,979		904,979		1,628,303		1,628,303
Borrowings	Non-recurring		5,483,074		5,462,755		4,893,478		4,833,791
Debentures	Non-recurring		68,080,002		65,634,089		65,942,970		66,493,992
Other financial liabilities	Non-recurring		2,186,562		2,186,562		1,837,678		1,837,678

		￦	77,338,578	￦	74,872,346	￦	75,208,330	￦	75,699,665

Fair value is the amount at which the assets could be exchanged or the liabilities could be settled in transaction between knowledgeable and willing independent parties. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits them to be compared with their carrying amount at the end of each reporting period. The best estimate of the fair value of a financial instrument is the price quoted in an active market.

Methods for measuring fair value of financial instruments are as follows:

Financial instruments	Method of measuring fair value
Loans and receivables

As demand deposits and transferable deposits do not have maturity and are readily convertible to cash, the carrying amounts of these deposits approximate their fair values. Fair values of the deposits with the maturity of more than one year are determined by discounted cash flow model (“DCF model”).

DCF model is also used to determine the fair value of loans. Fair value is determined by discounting the cash flows expected from each contractual period by applying the discount rates for each period.

Financial instruments	Method of measuring fair value

Investment securities	Financial investments are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker or using the DCF model.

Derivatives	For exchange traded derivative, quoted price in active market is used to determine fair value and for OTC derivative, fair value is determined primarily using the DCF model. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap and currency swap based on observable market parameters. However, some complex financial instruments are valued using the results of independent pricing services, where part or all of the inputs are not observable in the market.

Borrowings	Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate.

Debentures

Fair value of debentures denominated in local currency is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets.

Fair value of debentures denominated in foreign currencies is determined by DCF model.

Fair values of financial assets and financial liabilities classified as fair value Level 3 of the fair value hierarchy are determined by using the valuation of independent third-party pricing services. Meanwhile, carrying amounts of other financial assets and financial liabilities are regarded as an approximation of fair values.

(2) Fair value hierarchy

Fair value hierarchy of financial assets and liabilities, which are not measured at fair value as of June 30, 2019, and December 31, 2018, is as follows (Korean won in millions):

(June 30, 2019)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	2,293,654	￦	—	￦	2,103,178	￦	4,396,832
Loans at amortized cost		—		—		71,975,312		71,975,312
Financial assets at amortized cost		—		597,845		—		597,845
Other financial assets		—		—		1,300,517		1,300,517

Total	￦	2,293,654	￦	597,845	￦	75,379,007	￦	78,270,506

Financial liabilities:
Borrowings	￦	—	￦	5,462,755	￦	—	￦	5,462,755
Debentures		—		65,634,089		—		65,634,089
Other financial liabilities		—		—		2,186,562		2,186,562

Total	￦	—	￦	71,096,844	￦	2,186,562	￦	73,283,406

(December 31, 2018)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial Institutions	￦	950,067	￦	—	￦	2,732,797	￦	3,682,864
Loans at amortized cost		—		—		70,374,963		70,374,963
Financial assets at amortized cost		—		217,237		—		217,237
Other financial assets		—		—		964,721		964,721

Total	￦	950,067	￦	217,237	￦	74,072,481	￦	75,239,785

Financial liabilities:
Borrowings	￦	—	￦	4,833,791	￦	—	￦	4,833,791
Debentures		—		66,493,992		—		66,493,992
Other financial liabilities		—		—		1,837,678		1,837,678

Total	￦	—	￦	71,327,783	￦	1,837,678	￦	73,165,461

Fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2019, and December 31 2018, is as follows (Korean won in millions):

(June 30, 2019)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	—	￦	1,697,530	￦	306,635	￦	2,004,165
Hedging derivative assets		—		365,044		—		365,044
Financial assets at FVOCI		307,462		572,099		8,077,757		8,957,318

	￦	307,462	￦	2,634,673	￦	8,384,392	￦	11,326,527

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	683,961	￦	—	￦	683,961
Hedging derivative liabilities		—		904,979		—		904,979

	￦	—	￦	1,588,940	￦	—	￦	1,588,940

(December 31, 2018)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	—	￦	2,032,246	￦	265,977	￦	2,298,223
Hedging derivative assets		—		75,743		—		75,743
Financial assets at FVOCI		283,102		743,304		7,602,562		8,628,968

	￦	283,102	￦	2,851,293	￦	7,868,539	￦	11,002,934

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	905,901	￦	—	￦	905,901
Hedging derivative liabilities		—		1,628,303		—		1,628,303

	￦	—	￦	2,534,204	￦	—	￦	2,534,204

The Bank classifies financial instruments as three level of fair value hierarchy as below:

Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value Level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as Level 2. This level includes the majority of debt and general OTC derivatives such as swap, futures and options

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as Level 3. This level includes unlisted equity securities, structured bonds and OTC derivatives.

The valuation techniques and input variables of Level 2 financial instruments subsequently not measured at fair value as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

(June 30, 2019)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at amortized cost
Debt securities	￦	597,845	DCF Model	Discount rate
Financial liabilities
Borrowings		5,462,755	DCF Model	Discount rate
Debentures		65,634,089	DCF Model	Discount rate

(December 31, 2018)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at amortized cost
Debt securities	￦	217,237	DCF Model	Discount rate
Financial liabilities
Borrowings		4,833,791	DCF Model	Discount rate
Debentures		66,493,992	DCF Model	Discount rate

The valuation techniques and input variables of Level 3 financial instruments subsequently not measured at fair value as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

(June 30, 2019)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans at amortized cost	￦	71,975,312	DCF Model	Discount rate
Other financial assets		1,300,517	DCF Model	Discount rate
Financial liabilities
Other financial liabilities		2,186,562	DCF Model	Discount rate

(December 31, 2018)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans at amortized cost	￦	70,374,963	DCF Model	Discount rate
Other financial assets		964,721	DCF Model	Discount rate
Financial liabilities
Other financial liabilities		1,837,678	DCF Model	Discount rate

The valuation techniques and input variables of Level 2 financial instruments, measured at fair value after initial recognition, as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

(June 30, 2019)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	￦	992,292	DCF Model	Discount rate
Derivative assets for trading		705,238	DCF Model	Discount rate
Hedging derivative assets		365,044	DCF Model	Discount rate
Financial assets at FVOCI:
Debt securities		572,099	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading		683,961	DCF Model	Discount rate
Hedging derivative liabilities		904,979	DCF Model	Discount rate

(December 31, 2018)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	￦	1,194,714	DCF Model	Discount rate
Derivative assets for trading		837,532	DCF Model	Discount rate
Hedging derivative assets		75,743	DCF Model	Discount rate
Financial assets at FVOCI:
Debt securities		743,304	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading		905,901	DCF Model	Discount rate
Hedging derivative liabilities		1,628,303	DCF Model	Discount rate

Below table accounts for quantitative information of fair value using input factor, which is significant but unobservable, and relation between unobservable input factor and estimate of fair value, as of June 30, 2019 and December 31, 2018 are as follows(Korean won in millions):

(June 30, 2019)

	Fair value (Korean won in million)		Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
Financial assets at FVTPL:
Unlisted stock	￦	21,822	Binomial Model CCA Methods NAV Methods	Volatility	19.93 ~ 25.93%	If discount rate is decreased (increased)/if growth rate is increased (decreased), fair value is increased (decreased).
Beneficiary certificates		176,404
Paid-in capital		94,954		Growth rate	—
Loans		13,455
Financial assets at FVOCI:
Unlisted stock	￦	8,061,021	DCF Model CCA Methods NAV Methods	Discount rate	3.21 ~ 15.48%	If discount rate is decreased (increased)/ if growth rate is increased (decreased), fair value is increased (decreased).
Paid-in capital		16,736		Growth rate

(December 31, 2018)

	Fair value (Korean won in million)		Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
Financial assets at FVTPL:
Unlisted stock	￦	17,223	DCF Model CCA Methods NAV Methods	Discount rate	7.85%	If discount rate is decreased (increased)/ if growth rate is increased (decreased), fair value is increased (decreased).
Beneficiary certificates		159,765
Paid-in capital		72,029		Growth rate	—
Loans		16,960
Financial assets at FVOCI:
Unlisted stock	￦	7,585,686	DCF Model CCA Methods NAV Methods	Discount rate	3.87 ~ 16.21%	If discount rate is decreased (increased)/ if growth rate is increased (decreased), fair value is increased (decreased).
Paid-in capital		16,876		Growth rate	—

1) Changes in Level 3 financial assets that are measured at fair value for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

	Beginning balance		Profit		Other comprehensive income		Purchases/ issues		Sales/ settlements		Transfers into Level 3 / Transfers out of Level 3		Ending balance
Financial assets
Securities at FVTPL	￦	249,017	￦	1,339	￦	—	￦	59,218	￦	(16,394)	￦	—	￦	293,180
Loans at FVTPL		16,960		150		—		—		(3,655)		—		13,455
Financial assets at FVOCI		7,602,562		—		(83,032)		558,501		(274)		—		8,077,757

Total	￦	7,868,539	￦	1,489	￦	(83,032)	￦	617,719	￦	(20,323)	￦	—	￦	8,384,392

(2018)

	Beginning balance(*1)		Profit (loss)		Other comprehensive income		Purchases/ issues		Sales/ settlements		Transfers into Level 3 / Transfers out of Level 3		Ending balance
Financial assets
Securities at FVTPL	￦	134,325	￦	3,750	￦	—	￦	114,491	￦	(3,549)	￦	—	￦	249,017
Loans at FVTPL		13,577		(117)		—		3,500		—		—		16,960
Financial assets at FVOCI		6,292,539		—		1,115,904		194,134		(15)		—		7,602,562

Total	￦	6,440,441	￦	3,633	￦	1,115,904	￦	312,125	￦	(3,564)	￦	—	￦	7,868,539

(*1)	The beginning balance was restated in accordance with K-IFRS No.1109

2) In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period and total gains or losses for financial instruments held at the end of the reporting period in the separate statement of comprehensive income for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		2018
Total gains (losses) on financial instruments held at the end of the reporting period	￦	1,489	￦	3,633
Total gains (losses) included in profit or loss for the period	￦	1,489	￦	3,633

3) The sensitivity of fair value analysis for the Level 3 financial instruments

The Bank performed the sensitivity analysis for the Level 3 financial instruments for which fair value would be measured differently upon reasonably possible alternative assumptions. The Bank classified the effect from changes upon the alternative assumptions into favorable effect and unfavorable effect and presented the most favorable effect or the most unfavorable effect in the table hereunder. Stocks are the financial instruments subject to sensitivity analysis, which are classified as Level 3 and of which changes in fair value are recognized as other comprehensive income. Meanwhile, equity instruments, which are recognized as cost among the financial instruments and are classified as Level 3 are excluded from the sensitivity analysis.

Sensitivity analysis details per market risk variable of each Level 3 financial instrument held and measured at fair value as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Profit (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
Financial assets at FVOCI(*1)	￦	—	￦	—	￦	8,953,268	￦ (1,363,303)

(December 31, 2018)

	Profit (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
Financial assets at FVTPL(*1)	￦	1,356	￦	(507)	￦	—	￦	—
Financial assets at FVOCI(*1)		—		—		5,923,204		(1,222,886)

(*1)	Changes in fair value of stocks are computed along with the increases or decreases in either growth rate (0 ~ 1%) and discount rate, which are unobservable inputs.

5-2. Classification by categories of financial instruments

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Financial assets at FVTPL		Financial assets at FVOCI		Financial assets at amortized cost		Hedging derivative assets		Total
Financial assets:
Cash and due from financial institutions	￦	—	￦	4,396,226	￦	—	￦	—	￦	4,396,226
Financial assets at FVTPL		2,004,165		—		—		—		2,004,165
Hedging derivative assets		—		—		—		365,044		365,044
Loans at amortized cost		—		71,502,046		—		—		71,502,046
Financial investments		—		589,449		8,957,318		—		9,546,767
Other financial assets		—		1,300,517		—		—		1,300,517

Total	￦	2,004,165	￦	77,788,238	￦	8,957,318	￦	365,044	￦	89,114,765

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	683,961	￦	—	￦	—	￦	683,961
Hedging derivative liabilities		—		—		904,979		904,979
Borrowings		—		5,483,074		—		5,483,074
Debentures		—		68,080,002		—		68,080,002
Other financial liabilities		—		2,186,562		—		2,186,562

Total	￦	683,961	￦	75,749,638	￦	904,979	￦	77,338,578

(December 31, 2018)

	Financial assets at FVTPL		Financial assets at FVOCI		Financial assets at amortized cost		Hedging derivative assets		Total
Financial assets:
Cash and due from financial institutions	￦	—	￦	3,682,863	￦	—	￦	—	￦	3,682,863
Financial assets at FVTPL		2,298,223		—		—		—		2,298,223
Hedging derivative assets		—		—		—		75,743		75,743
Loans at amortized cost		—		70,199,721		—		—		70,199,721
Financial investments		—		215,788		8,628,968		—		8,844,756
Other financial assets		—		964,721		—		—		964,721

Total	￦	2,298,223	￦	75,063,093	￦	8,628,968	￦	75,743	￦	86,066,027

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	905,901	￦	—	￦	—	￦	905,901
Hedging derivative liabilities		—		—		1,628,303		1,628,303
Borrowings		—		4,893,478		—		4,893,478
Debentures		—		65,942,970		—		65,942,970
Other financial liabilities		—		1,837,678		—		1,837,678

Total	￦	905,901	￦	72,674,126	￦	1,628,303	￦	75,208,330

5-3. Offset of financial instruments

The bank holds the financial instruments which grant it the rights to offset in case of default, insolvency, or bankruptcy of the counterparties though it does not meet the criteria for offsetting of K-IFRS No. 1032. Cash collaterals do not meet the offsetting criteria in K-IFRS No. 1032, but they can be set off with net amount of financial instruments.

The effects of netting agreements as of June 30, 2019, and December 31, 2018, are as follow (Korean won in millions):

(June 30, 2019)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the financial statements				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	1,070,282	￦	—	￦	1,070,282	￦	(489,902)	￦	(20,081)	￦	560,299
Financial liabilities:
Derivatives		1,588,940		—		1,588,940		(489,902)		(535,662)		563,376

(December 31, 2018)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the financial statements				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	913,275	￦	—	￦	913,275	￦	(292,132)	￦	(3,488)	￦	617,655
Financial liabilities:
Derivatives		2,534,204		—		2,534,204		(292,132)		(1,380,905)		861,167

5-4. Transfer of financial assets

The Bank continues to recognize the financial assets related to repurchase agreements on the statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Financial asset is sold under a repurchase agreements to repurchase the some asset at fixed price. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial asset. There are no carrying amounts of transferred assets and relevant liabilities as of June 30, 2019 and December 31, 2018.

6. OPERATING SEGMENT:

Though the Bank conducts business activities related to financial services, in accordance with relevant laws, such as the Export-Import Bank of Korea Act, it does not report separate segment information, as management considers the Bank to be operating under one core business.

7. CASH AND DUE FROM FINANCIAL INSTITUTIONS:

(1) Cash and cash equivalents as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

Detail	Jun. 30, 2019		Dec. 31, 2018
Due from financial institutions in local currency	￦	855,887	￦	604,286
Due from financial institutions in foreign currencies		3,540,339		3,078,577

Subtotal		4,396,226		3,682,863

Restricted due from financial institutions		(1,252,572)		(2,132,796)
Due from financial institutions with original maturities of more than three months at acquisition date		(850,000)		(530,000)

Subtotal		(2,102,572)		(2,662,796)

Total(*)	￦	2,293,654	￦	1,020,067

(*)	Equal to the cash and due from financial institutions as presented on the separate statements of cash flows.

(2) Details of due from financial institutions as of June 30, 2019, and December 31, 2018 are as follows (Korean won in millions):

Detail	Jun. 30, 2019			Dec. 31, 2018
	Amount		Interest (%)	Amount		Interest (%)
Due from financial institutions in local currency:
Demand deposits	￦	1,187	—	￦	2,026	—
Time deposits		850,000	1.77 ~ 2.10		600,000	1.83 ~ 2.27
Others		4,700	1.10		600	1.10
Margin for derivatives		—	—		1,660	—

Subtotal		855,887			604,286

Due from financial institutions in foreign currencies:
Demand deposits		370,624	—		43,379	—
On demand		1,884,244	—		865,382	—
Offshore demand deposits		32,899	—		38,680	—
Others		716,276	2.36 ~ 2.40		1,836,348	0.00 ~ 0.45
Margin for derivatives		536,296	—		294,788	—

Subtotal		3,540,339			3,078,577

Total	￦	4,396,226		￦	3,682,863

(3) Restricted due from financial institutions as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

Detail	Financial Institution	Jun. 30, 2019		Dec. 31, 2018		Reason for restriction
Others	DEUTSCHE BANK TRUST COMPANY AMERICAS and others	￦	1,252,572	￦	2,132,796	Credit support annex for derivative transactions

8. FINANCIAL ASSETS AT FVTPL:

Details of financial assets at FVTPL as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Debt securities in local currency
Paid-in capital	￦	90,387	￦	67,614
Beneficiary certificates		1,056,347		1,212,517

Subtotal		1,146,734		1,280,131

Debt securities in foreign currency
Debt securities		11,930		49,781
Paid-in capital		4,567		4,415
Beneficiary certificates		100,419		92,181
Equity securities in foreign currency stocks		21,822		17,223

Subtotal		138,738		163,600

Loans at FVTPL
Privately placed corporate bonds		13,455		16,960
Derivative assets for trading
Equity related		492		583
Interest rates related		395,623		445,329
Foreign currency related		309,098		391,596
Others		25		24

Subtotal		705,238		837,532

Total	￦	2,004,165	￦	2,298,223

9. FINANCIAL INVESTMENTS:

Details of financial investments as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Financial assets at FVOCI
Debt securities in local currency
National bond	￦	100,225	￦	99,914
Derivative linked securities		30,127		50,000
Equity securities in local currency
Stocks		8,268,257		7,768,874
Paid-in capital		16,737		16,876

Subtotal		8,415,346		7,935,664

Debt securities in foreign currencies
Corporate bonds and etc.(*1)		541,972		693,304

Financial assets at amortized cost
Debt securities in foreign currencies
Corporate bonds and etc.(*1)		589,449		215,788

Total	￦	9,546,767	￦	8,844,756

(*1)	It includes debt securities, which are pledged as collateral amounting to ￦64,298 million and ￦60,229 million as of June 30, 2019, and December 31, 2018, respectively.

10. LOANS AT AMORTIZED COST:

Loans as presented below exclude loan valuation adjustment related to fair value hedging amounting to ￦10,589 million and ￦12,801 million as of June 30, 2019, and December 31, 2018, respectively.

(1) Details of loans as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

	Detail	Jun. 30, 2019		Dec. 31, 2018
Loans in local currency	Loans for export	￦	11,810,008	￦	11,509,858
	Loans for foreign investments		1,575,053		1,290,776
	Loans for import		3,013,149		2,550,627
	Troubled Debt Restructuring		504,105		951,800
	Others		526,691		533,547

	Subtotal		17,429,006		16,836,608

Loans in foreign currencies	Loans for export		27,600,330		26,938,880
	Loans for foreign investments		21,930,506		21,167,724
	Loans for rediscounted trading notes		1,208,856		1,017,471
	Loans for import		1,527,584		1,921,810
	Overseas funding loans		660,771		585,160
	Domestic usance bills		224,603		180,301
	Others		36,868		49,906

	Subtotal		53,189,518		51,861,252

Others	Foreign-currency bills bought		684,034		876,098
	Advance payments on acceptances and guarantees		29,876		30,473
	Call loans		2,362,048		2,515,725
	Interbank loans in foreign currencies		115,680		—

	Subtotal		3,191,638		3,422,296

	Total		73,810,162		72,120,156
Net deferred origination fees and costs			(415,849)		(378,931)
Allowance for loan losses			(1,902,856)		(1,554,304)

	Total	￦	71,491,457	￦	70,186,920

(2) Changes in allowance for loan losses for the six months ended June 30, 2019 and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

	12 month expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Beginning balance	￦	257,157	￦	558,740	￦	738,407	￦	1,554,304
- Transfer to 12 month expected credit losses		2,466		(1,223)		(1,243)		—
- Transfer to lifetime expected credit losses		(7,795)		8,117		(322)		—
- Transfer to credit-impaired financial assets		(8,434)		(13,085)		21,519		—
Written-off		(6,460)		—		(13,339)		(19,799)
Collection		82,398		—		—		82,398
Loan-for-equity swap		—		—		(7,837)		(7,837)
Others		48,757		—		—		48,757
Unwinding effect		(47)		(1)		(18,818)		(18,866)
Foreign exchange translation		4,031		16,868		5,701		26,600
Additional provisions, net of reversals		(110,904)		14,531		333,672		237,299

Ending balance	￦	261,169	￦	583,947	￦	1,057,740	￦	1,902,856

(2018)

	12 month expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Beginning balance(*1)	￦	240,653	￦	415,963	￦	2,661,044	￦	3,317,660
- Transfer to 12 month expected credit losses		6,436		(6,384)		(52)		—
- Transfer to lifetime expected credit losses		(4,482)		4,494		(12)		—
- Transfer to credit-impaired financial assets		(994)		(28,527)		29,521		—
Written-off		(1,091)		—		(2,018,447)		(2,019,538)
Collection		8,742		—		2,056		10,798
Loan-for-equity swap		—		—		(31,364)		(31,364)
Others		(38,592)		—		—		(38,592)
Unwinding effect		—		(299)		(34,048)		(34,347)
Foreign exchange translation		3,418		13,987		4,896		22,301
Additional provisions, net of reversals		43,067		159,506		124,813		327,386

Ending balance	￦	257,157	￦	558,740	￦	738,407	￦	1,554,304

(*1)	The beginning balance was restated in accordance with K-IFRS No.1109

11. INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

(1) Details of investments in associates and subsidiaries as of June 30, 2019 and December 31, 2018 are as follows (Korean won in millions):

(June 30, 2019)

Company (*1)	Detail	Location	Business	Year-end	Ownership (%)	Net asset		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Financial service	December	100.00	￦	47,804	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Financial service	December	100.00		18,511		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Financial service	December	85.00		24,207		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Financial service	December	100.00		70,550		49,139
Korea Asset Management Corporation	Associate	Korea	Financial service	December	25.86		487,142		380,520
Credit Guarantee and Investment Fund(*2,3)	Associate	Philippines	Financial service	December	11.64		124,704		115,486
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.(*5)	Associate	Korea	Shipbuilding	December	69.39		(1,245,778)		—
DAESUN Shipbuilding & Engineering Co., Ltd.(*6)	Associate	Korea	Shipbuilding	December	83.03		(269,585)		—
KTB Newlake Global Healthcare PEF	Associate	Korea	Financial service	December	25.00		8,062		8,795
KBS-KDB Private Equity Fund	Associate	Korea	Financial service	December	20.30		3,935		6,032
Korea Aerospace Industries. Ltd.	Associate	Korea	Manufacturing	December	26.41		297,436		1,467,520
Daewoo Shipbuilding & Marine Engineering Co., Ltd.(*7)	Associate	Korea	Shipbuilding	December	—		—		—

Total								￦	2,111,497

(December 31, 2018)

Company (*1)	Detail	Location	Business	Year-end	Ownership (%)	Net asset(*1)		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Financial service	December	100.00	￦	45,874	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Financial service	December	100.00		17,316		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Financial service	December	85.00		26,754		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Financial service	December	100.00		64,034		49,139
Korea Asset Management Corporation	Associate	Korea	Financial service	December	25.86		483,324		380,520
Credit Guarantee and Investment Fund(*2,4)	Associate	Philippines	Financial service	December	11.64		116,502		115,486
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.(*5)	Associate	Korea	Shipbuilding	December	81.25		(1,216,974)		—
DAESUN Shipbuilding & Engineering Co., Ltd.(*6)	Associate	Korea	Shipbuilding	December	83.03		(270,822)		—
KTB Newlake Global Healthcare PEF	Associate	Korea	Financial service	December	25.00		8,017		8,795
KBS-KDB Private Equity Fund	Associate	Korea	Financial service	December	20.30		5,892		6,032
Korea Shipping and Maritime Transportation	Associate	Korea	Financial service	December	40.00		421,440		400,000
Korea Aerospace Industries. Ltd.	Associate	Korea	Manufacturing	December	26.41		273,978		1,467,520
Daewoo Shipbuilding & Marine Engineering Co., Ltd.(*7)	Associate	Korea	Shipbuilding	December	—		—		—

Total								￦	2,511,497

(*1)	The amounts represent net asset after taking into account percentage of ownership.
(*2)

As of June 30, 2019 and December 31, 2018 the entity is classified into an associate because the Bank has significant influence in the way of representation on the board of directors or equivalent governing body of the investee.

(*3)

The most recent financial statements were using (due to the unavailability of the ones as of June 30, 2019) in which the significant transactions or events, which occurred between the end of preceding reporting period of an associate and that of the Bank, had been reflected.

(*4)

The most recent financial statements were using (due to the unavailability of the ones as of December 31, 2018) in which the significant transactions or events, which occurred between the end of preceding reporting period of an associate and that of the Bank, had been reflected.

(*5)

Since the corporate restructuring process has been initiated during the year ended December 31, 2018 and major decisions have been made by the courts, the Bank classified the entity as an associate not considering to have substantial control over the entity.

(*6)

This entity was under the creditor-led work out programs. The Bank should have at least 75% of the total creditor’s loans to have substantive control based on the creditor’s agreement. As the Bank had only 70.60% of the total creditor’s loans, this was classified into associates.

(*7)

This entity is not an associate with the current ownership. However, considering potential voting rights, the Bank has classified the entity as an associate. The Bank holds convertible bonds issued by the entity amounting to KRW 2,332,832 million.

(2) Changes in investments in associates and subsidiaries for the six months ended June 30, 2019 and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

Company	Detail	Beginning balance		Acquisition		Disposals		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		—		49,139
Korea Asset Management Corporation	Associate		380,520		—		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		—		—		—		115,486
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Associate		—		—		—		—		—
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate		—		—		—		—		—
KTB Newlake Global Healthcare PEF	Associate		8,795		—		—		—		8,795
KBS-KDB Private Equity Fund	Associate		6,032		—		—		—		6,032
Korea Shipping and Maritime Transportation	Associate		400,000		—		(400,000)		—		—
Korea Aerospace Industries. LTD.	Associate		1,467,520		—		—		—		1,467,520
Daewoo Shipbuilding & Marine Engineering Co., Ltd	Associate		—		—		—		—		—

Total		￦	2,511,497	￦	—	￦	(400,000)	￦	—	￦	2,111,497

(2018)

Company	Detail	Beginning balance		Acquisition		Disposals		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		—		49,139
Korea Asset Management Corporation	Associate		380,520		—		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		—		—		—		115,486
Korea Marine Guarantee Inc.	Associate		135,000		—		(135,000)		—		—
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Associate		—		—		—		—		—
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate		—		—		—		—		—
KTB Newlake Global Healthcare PEF	Associate		2,570		6,225		—		—		8,795
KBS-KDB Private Equity Fund	Associate		2,367		4,140		(475)		—		6,032
Korea Shipping and Maritime Transportation	Associate		362,000		38,000		—		—		400,000
Korea Aerospace Industries. Ltd.	Associate		1,467,520		—		—		—		1,467,520
Daewoo Shipbuilding & Marine Engineering Co., Ltd	Associate		—		—		—		—		—

Total		￦	2,598,607	￦	48,365	￦	(135,475)	￦	—	￦	2,511,497

(3) Summarized financial information of associates and subsidiaries as of and for the six months ended June 30, 2019, and as of and for the year ended December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Company	Assets		Liabilities		Operating income (loss)		Profit (loss) for the period		Comprehensive income (loss)
KEXIM Bank UK Limited	￦	417,625	￦	369,821	￦	516	￦	(659)	￦	1,930
KEXIM Vietnam Leasing Co.		180,853		162,342		687		589		1,195
PT.KOEXIM Mandiri Finance		193,519		165,040		598		52		1,797
KEXIM Asia Limited		518,765		448,216		1,809		1,509		6,650
Korea Asset Management Corporation		4,230,263		2,346,498		57,000		52,933		52,933
Credit Guarantee and Investment Fund		1,140,649		69,307		21,868		12,137		29,592
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		899,688		2,704,902		(6,162)		(41,587)		(41,579)
DAESUN Shipbuilding & Engineering Co., Ltd.		396,858		778,706		5,249		1,731		1,731
KTB Newlake Global Healthcare PEF		32,395		146		(65)		180		180
KBS-KDB Private Equity Fund		19,830		446		(9,638)		(9,638)		(9,638)
Korea Aerospace Industries. Ltd.		4,152,790		2,984,157		150,038		135,316		135,337
Daewoo Shipbuilding & Marine Engineering Co., Ltd		11,898,045		7,709,970		394,456		340,506		347,853

(December 31, 2018)

Company	Assets		Liabilities		Operating income (loss)		Profit (loss) for the period		Comprehensive income (loss)
KEXIM Bank UK Limited	￦	420,787	￦	374,913	￦	2,165	￦	2,283	￦	794
KEXIM Vietnam Leasing Co.		164,600		147,284		1,285		1,053		1,749
PT.KOEXIM Mandiri Finance		179,376		152,623		1,424		682		(87)
KEXIM Asia Limited		464,899		400,865		2,991		3,377		4,163
Korea Asset Management Corporation		4,059,409		2,190,405		85,974		72,143		(24,757)
Credit Guarantee and Investment Fund		1,042,772		41,893		17,007		16,275		(18,694)
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		939,911		2,703,386		(33,332)		(111,591)		(63)
DAESUN Shipbuilding & Engineering Co., Ltd.		408,591		792,192		4,164		(2,568)		14,001
KTB Newlake Global Healthcare PEF		32,380		311		(870)		(870)		(870)
KBS-KDB Private Equity Fund		29,249		227		608		608		608
Korea Shipping and Maritime Transportation		1,062,659		9,060		8,036		199,781		(3,347)
Korea Aerospace Industries. Ltd.		3,932,938		2,887,097		144,468		50,262		42,379
Daewoo Shipbuilding & Marine Engineering Co., Ltd		11,918,522		8,078,300		1,024,832		344,722		332,469

12. TANGIBLE ASSETS:

Changes in tangible assets for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Ending balance
Lands	￦	190,807	￦	—	￦	—	￦	—	￦	190,807
Buildings		64,524		—		—		(1,019)		63,505
Vehicles		600		83		—		(185)		498
Furniture and fixture		10,171		2,565		(3)		(2,717)		10,016
Structures in leased office		—		89		—		(3)		86

Total	￦	266,102	￦	2,737	￦	(3)	￦	(3,924)	￦	264,912

(2018)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Ending balance
Lands	￦	190,807	￦	—	￦	—	￦	—	￦	190,807
Buildings		63,687		3,239		—		(2,402)		64,524
Vehicles		874		200		—		(474)		600
Furniture and fixture		13,097		2,458		(6)		(5,378)		10,171

Total	￦	268,465	￦	5,897	￦	(6)	￦	(8,254)	￦	266,102

13. INTANGIBLE ASSETS:

Changes in intangible assets for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Impairment		Ending balance
Computer software	￦	11,003	￦	1,438	￦	—	￦	(1,843)	￦	—	￦	10,598
System development fees		23,985		1,641		—		(3,706)		—		21,920
Memberships		3,466		138		—		—		—		3,604

Total	￦	38,454	￦	3,217	￦	—	￦	(5,549)	￦	—	￦	36,122

(2018)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Impairment		Ending balance
Computer software	￦	13,037	￦	1,500	￦	—	￦	(3,534)	￦	—	￦	11,003
System development fees		30,839		1,416		—		(8,270)		—		23,985
Memberships		3,746		—		(280)		—		—		3,466

Total	￦	47,622	￦	2,916	￦	(280)	￦	(11,804)	￦	—	￦	38,454

14. OTHER ASSETS:

(1) Details of other assets as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Other financial assets:
Guarantee deposits	￦	40,596	￦	37,638
Accounts receivable		376,000		203,866
Accrued income		890,490		893,465
Receivable spot exchange		53		43
Allowances for loan losses on other assets		(6,622)		(170,291)

Subtotal		1,300,517		964,721

Other assets:
Prepaid expenses		7,023		1,693
Current income tax asset		670		852
Sundry assets		33,334		12,362

Subtotal		41,027		14,907

Total	￦	1,341,544	￦	979,628

(2) Changes in allowances for loan losses on other assets for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		2018
Beginning balance(*1)	￦	170,291	￦	168,156
Written-off		—		42
Collection		107		—
Additional(reversal of) provisions		(163,669)		2,136
Others		(107)		(43)

Ending balance	￦	6,622	￦	170,291

(*1)	The beginning balance of the year ended December 31, 2018 was restated in accordance with K-IFRS No.1109

15. BORROWINGS:

(1) Details of borrowings as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Borrowings from the Government	MINISTRY OF ECONOMY AND FINANCE	LIBOR 3M+0.55 ~ LIBOR 3M+0.78	￦	3,040,163
Long term borrowings from foreign financial institutions	CREDIT AGRICOLE CIB and others	LIBOR 3M+0.45 ~ LIBOR 3M+0.85		1,966,560
Discount on borrowings				(695)
Offshore commercial papers denominated in foreign currency	BRED BANQUE POPULAIRE and others	(-)0.38 ~ 2.79		85,725
Others (Foreign banks)	DBS BANK LTD and others	LIBOR+0.25		224,603
Others (CSA)	ING BANK N.V. AMSTERDAM and others	2.36 ~ 2.40		166,718

Total			￦	5,483,074

(December 31, 2018)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Borrowings from the Government	MINISTRY OF ECONOMY AND FINANCE	LIBOR 3M+0.55 ~ LIBOR 3M+0.78	￦	2,938,456
Long term borrowings from foreign financial institutions	CREDIT AGRICOLE CIB and others	LIBOR 3M+0.52 ~ LIBOR 3M+0.85		1,677,150
Discount on borrowings				(1,159)
Offshore commercial papers denominated in foreign currency	SOCIETE GENERALE, HONG KONG BR. and others	(-)0.37 ~ 2.32		92,669
Others (Foreign banks)	DBS BANK LTD, and others	0.00 ~ 0.03		180,302
Others (CSA)	ING BANK N.V. AMSTERDAM and others	—		6,060

Total			￦	4,893,478

(2) Details of the borrowings from other financial institutions as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Type	Call-money		Borrowings in foreign currencies		Total
Commercial banks	￦	—	￦	2,442,911	￦	2,442,911

(December 31, 2018)

Type	Call-money		Borrowings in foreign currencies		Total
Commercial banks	￦	—	￦	1,955,022	￦	1,955,022

The above borrowings excluded the present value discounting effect.

16. DEBENTURES:

Details of debentures as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

Detail	Jun. 30, 2019			Dec. 31, 2018
	Interest rate (%)	Amount		Interest rate (%)	Amount
Local currency:
Floating rate	—	￦	—	1.98 ~ 2.01	￦	480,000
Fixed rate	1.57 ~ 4.70		14,485,000	1.67 ~ 4.70		14,185,000

Subtotal			14,485,000			14,665,000

Fair value hedging adjusting			(21,491)			(51,844)
Discount on debentures:			(82,965)			(81,024)

Subtotal			14,380,544			14,532,132

Foreign currencies:
Floating rate	LIBOR+0.20 ~LIBOR+1.00		10,370,802	LIBOR+0.26 ~LIBOR+1.00		9,442,431
Fixed rate	0.16 ~ 8.52		42,795,570	0.16 ~ 8.52		42,442,911

Subtotal			53,166,372			51,885,342

Fair value hedging adjusting			642,937			(360,624)
Discount on debentures			(109,851)			(113,880)

Subtotal			53,699,458			51,410,838

Total		￦	68,080,002		￦	65,942,970

17. PROVISIONS:

(1) Details of provisions as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Provisions for acceptances and guarantees	￦	562,870	￦	602,435
Provisions for unused loan commitments		137,827		149,447

Total	￦	700,697	￦	751,882

(2) Changes in provisions for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

	Acceptances and guarantees
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	￦	46,487	￦	504,663	￦	51,285	￦	602,435
- Transfer to 12 month expected credit losses		—		—		—		—
- Transfer to lifetime expected credit losses		(294)		294		—		—
- Transfer to credit-impaired financial assets		(127)		—		127		—
Foreign exchange translation		1,223		13,353		547		15,123
Additional provisions (reversal of provision)		114		(64,884)		10,082		(54,688)

Ending balance	￦	47,403	￦	453,426	￦	62,041	￦	562,870

	Unused loan commitments
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	￦	27,089	￦	119,894	￦	2,464	￦	149,447
- Transfer to 12 month expected credit losses		1,374		(1,374)		—		—
- Transfer to lifetime expected credit losses		—		153		(153)		—
- Transfer to credit-impaired financial assets		—		(401)		401		—
Foreign exchange translation		396		213		80		689
Additional provisions (Reversal of provision)		(5,592)		(8,433)		1,716		(12,309)

Ending balance	￦	23,267	￦	110,052	￦	4,508	￦	137,827

(2018)

	Acceptances and guarantees
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance(*1)	￦	45,086	￦	440,860	￦	52,335	￦	538,281
- Transfer to 12 month expected credit losses		12,226		(12,226)		—		—
- Transfer to lifetime expected credit losses		(6)		6		—		—
- Transfer to credit-impaired financial assets		(48)		(424)		472		—
Foreign exchange translation		1,355		6,104		(172)		7,287
Additional provisions (reversal of provision)		(12,126)		70,343		(1,350)		56,867

Ending balance	￦	46,487	￦	504,663	￦	51,285	￦	602,435

	Unused loan commitments
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance(*1)	￦	16,961	￦	89,674	￦	84,441	￦	191,076
- Transfer to 12 month expected credit losses		92		(90)		(2)		—
- Transfer to lifetime expected credit losses		—		165		(165)		—
- Transfer to credit-impaired financial assets		—		—		—		—
Foreign exchange translation		112		258		4		374
Additional provisions (Reversal of provision)		9,924		29,887		(81,814)		(42,003)

Ending balance	￦	27,089	￦	119,894	￦	2,464	￦	149,447

(*1)	The beginning balance was restated in accordance with K-IFRS No.1109

18. RETIREMENT BENEFIT PLAN:

The Bank operates both defined benefit plan and defined contribution plan.

(1)	Defined benefit plan

The Bank operates defined benefit plans, which have the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

The present value of the defined benefit obligation recognized in the separate statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method. The present value of the defined benefit obligation is calculated using the projected unit credit method (“PUC”). The data used in the PUC, such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset, are based on observable market data and historical data, which are annually updated.

Actuarial assumptions may differ from actual results due to change in the market, economic trend and mortality trend, which may affect defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income or loss.

(2) Details of defined benefit obligation as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Present value of defined benefit obligations	￦	101,598	￦	97,160
Fair value of plan assets		(89,807)		(90,810)

Defined benefit obligations, net	￦	11,791	￦	6,350

(3) Changes in net defined benefit obligations for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

	Present value of the defined benefit obligation		Plan assets		Net defined benefit obligation
Beginning balance	￦	97,160	￦	(90,810)	￦	6,350
Contributions from the employer		—		—		—
Current service cost		5,330		—		5,330
Interest expense (income)		1,610		(1,509)		101
Return on plan assets, excluding the interest expense (income)		—		—		—
Actuarial gains and losses arising from changes in financial assumptions		—		—		—
Actuarial gains and losses arising from experience adjustments		—		—		—
Management fee on plan assets		—		—		—
Benefits paid		(2,502)		2,512		10

Ending balance	￦	101,598	￦	(89,807)	￦	11,791

(2018)

	Present value of the defined benefit obligation		Plan assets		Net defined benefit obligation
Beginning balance	￦	79,956	￦	(92,183)	￦	(12,227)
Contributions from the employer		—		—		—
Current service cost		9,314		—		9,314
Interest expense (income)		3,103		(3,586)		(483)
Return on plan assets, excluding the interest expense (income)		—		1,768		1,768
Actuarial gains and losses arising from changes in financial assumptions		3,303		—		3,303
Actuarial gains and losses arising from experience adjustments		4,494		—		4,494
Management fee on plan assets		—		215		215
Benefits paid		(3,010)		2,976		(34)

Ending balance	￦	97,160	￦	(90,810)	￦	6,350

(4) Details of plan assets as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Cash and cash equivalent	￦	36,405	￦	35,943
Debt securities		5,617		5,551
Others		47,785		49,316

Total	￦	89,807	￦	90,810

(5) Retirement benefit costs incurred from the defined contribution plan for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Retirement benefit cost	￦	252	￦	259

19. OTHER LIABILITIES:

Details of other liabilities as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Other financial liabilities:
Financial guarantee contract liabilities	￦	1,055,717	￦	1,119,984
Foreign exchanges payable		21,612		157
Accounts payable		359,223		14,130
Accrued expenses		749,849		703,247
Guarantee deposit received		161		161

Subtotal		2,186,562		1,837,679

Other liabilities:
Allowance for credit loss in derivatives		79,481		89,097
Unearned income		228,707		210,728
Current tax payable		359,509		42,917
Sundry liabilities		29,933		7,321

Subtotal		697,630		350,063

Total	￦	2,884,192	￦	2,187,742

20. DERIVATIVES:

The Bank operates derivatives both for trading and hedging purposes. Derivatives held for trading purpose are included in financial assets and liabilities at FVTPL.

(1) Fair value hedge

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. When applying fair value hedge, the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognized in profit or loss.

The Bank shall discontinue prospectively the fair value hedge if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Any adjustment arising from the gain or loss on the hedged item attributable to the hedged risk to the carrying amount of a hedged financial instrument for which the effective interest method is used shall be amortized to profit or loss.

The Bank uses interest rate swaps for hedging changes of fair values in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of fair values in hedged items arising from changes in foreign exchange rates

(2) Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and could affect profit or loss. When applying cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income; and the ineffective portion of the gain or loss on the hedging instrument are recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss.

The Bank shall discontinue prospectively the cash flow hedge if hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. The forecasted transaction is no longer expected to occur, any related cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective are reclassified from equity to profit or loss as a reclassification adjustment.

The Bank uses interest rate swaps for hedging changes of cash flows in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of cash flows in hedged items arising from changes in foreign exchange.

(3) Details of derivative assets and liabilities as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	41,408,727	￦	244,016	￦	—	￦	395,624	￦	639,640
Currency:
Currency forwards		6,019,565		—		—		59,721		59,721
Currency swaps		29,739,840		121,028		—		249,376		370,404

Subtotal		35,759,405		121,028		—		309,097		430,125

Stock:
Stock options		46,952		—		—		492		492
Others:
Other derivatives		—		—		—		25		25

Total	￦	77,215,084	￦	365,044	￦	—	￦	705,238	￦	1,070,282

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	41,408,727	￦	97,961	￦	—	￦	264,105	￦	362,066
Currency:
Currency forwards		6,019,565		—		—		77,677		77,677
Currency swaps		29,739,840		807,018		—		341,876		1,148,894

Subtotal		35,759,405		807,018		—		419,553		1,226,571

Stock:
Stock options		46,952		—		—		284		284
Others:
Other derivatives		—		—		—		19		19

Total	￦	77,215,084	￦	904,979	￦	—	￦	683,961	￦	1,588,940

(December 31, 2018)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	40,968,896	￦	25,760	￦	—	￦	445,329	￦	471,089
Currency:
Currency forwards		5,349,279		—		—		49,230		49,230
Currency swaps		29,145,216		49,983		—		342,366		392,349

Subtotal		34,494,495		49,983		—		391,596		441,579

Stock:
Stock options		46,952		—		—		583		583
Others:
Other derivatives		—		—		—		24		24

Total	￦	75,510,343	￦	75,743	￦	—	￦	837,532	￦	913,275

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	40,968,896	￦	504,584	￦	—	￦	376,328	￦	880,912
Currency:
Currency forwards		5,349,279		—		—		56,123		56,123
Currency swaps		29,145,216		1,123,719		—		473,222		1,596,941

Subtotal		34,494,495		1,123,719		—		529,345		1,653,064

Stock:
Stock options		46,952		—		—		210		210
Others:
Other derivatives		—		—		—		18		18

Total	￦	75,510,343	￦	1,628,303	￦	—	￦	905,901	￦	2,534,204

(4) Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Fair value hedge—hedged items	￦	(1,034,077)	￦	683,778
Fair value hedge—hedging instruments		1,253,651		(1,005,560)

(5) The Bank recognized ￦182 million and ￦(1,702) million as other comprehensive income (loss) (before tax effect) for the six months ended June 30, 2019 and 2018, and cash flow hedge ineffectiveness recognized in earnings was nil for the six months ended June 30, 2019 and 2018.

(6) Hedge accounting

1) Purpose and strategy of risk avoidance

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank. The Bank applies the fair value hedge accounting for the changes in the market interest rates of the financial debentures in Korean won and foreign currency and the loans in foreign currency; and cash flow hedge accounting for interest rate swaps to hedge cash flow risk due to interest rates of the debentures in Korean won.

2) Nominal values and average hedge ratio for derivatives as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Fair value hedges
Nominal values of hedged items	￦5,994,117	￦6,129,320	￦4,281,033	￦2,593,820	￦2,592,513	￦10,682,315	￦32,273,118
Nominal values of hedging derivatives	5,652,189	6,129,320	4,279,905	2,596,197	2,612,683	9,831,731	31,102,025
Average hedge ratio	94.30%	100.00%	99.97%	100.09%	100.78%	92.04%	96.37%
Cash flow hedges
Nominal values of hedged items	—	—	—	—	—	—	—
Nominal values of hedging derivatives	—	—	—	—	—	—	—
Average hedge ratio	—	—	—	—	—	—	—

(December 31, 2018)

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Fair value hedges
Nominal values of hedged items	￦5,796,262	￦4,385,764	￦6,015,128	￦4,309,897	￦3,268,636	￦10,362,632	￦34,138,319
Nominal values of hedging derivatives	5,784,202	4,053,183	5,781,111	3,495,015	3,269,305	9,538,497	31,921,313
Average hedge ratio	99.79%	92.42%	96.11%	81.09%	100.02%	92.05%	93.51%
Cash flow hedges
Nominal values of hedged items	480,000	—	—	—	—	—	480,000
Nominal values of hedging derivatives	480,000	—	—	—	—	—	480,000
Average hedge ratio	100.00%	—	—	—	—	—	100.00%

3) Effect of hedge accounting on statement of financial position, statement of comprehensive income, statement of changes in equity

① Effect of derivatives on statement of financial position, statement of comprehensive income, statement of changes in equity as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Detail	Nominal amount		BV of asset		BV of liabilities		Changes of fair value in six months ended June 30, 2019
Fair value hedges
Interest swap	￦	18,079,221	￦	244,016	￦	97,961	￦	624,880
Currency swap		13,022,804		121,028		807,018		387,746

Subtotal		31,102,025		365,044		904,979		1,012,626

Cash flow hedges		—		—		—		182

Total	￦	31,102,025	￦	365,044	￦	904,979	￦	1,012,808

(December 31, 2018)

Detail	Nominal amount		BV of asset		BV of liabilities		Changes of fair value in six months ended June 30, 2018
Fair value hedges
Interest swap	￦	19,460,944	￦	25,760	￦	504,584	￦	(198,853)
Currency swap		12,460,369		49,983		1,123,719		(523,646)

Subtotal		31,921,313		75,743		1,628,303		(722,499)

Cash flow hedges		480,000		—		—		(954)

Total	￦	32,401,313	￦	75,743	￦	1,628,303	￦	(723,453)

② Effect of hedging items on statement of financial position, statement of comprehensive income, statement of changes in equity as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Detail	Nominal amount		BV of asset		BV of liabilities		Changes of fair value in six months ended June 30, 2019
Fair value hedges
Loans in foreign currencies	￦	85,252	￦	—	￦	3,363	￦	323
Debentures in local currency		1,000,000		—		30,600		(30,353)
Debentures in foreign currencies		31,187,866		365,044		871,016		(666,525)

Subtotal		32,273,118		365,044		904,979		(696,555)

Cash flow hedges		—		—		—		—

Total	￦	32,273,118	￦	365,044	￦	904,979	￦	(696,555)

(December 31, 2018)

Detail	Nominal amount		BV of asset		BV of liabilities		Changes of fair value in six months ended June 30, 2018
Fair value hedges
Loans in foreign currencies	￦	108,470	￦	—	￦	3,183	￦	(3,370)
Debentures in local currency		1,000,000		—		60,723		(28,368)
Debentures in foreign currencies		33,029,849		75,743		1,564,397		187,629

Subtotal		34,138,319		75,743		1,628,303		155,891

Cash flow hedges		480,000		—		—		—

Total	￦	34,618,319	￦	75,743	￦	1,628,303	￦	155,891

4) Gains (losses) on hedged items and hedging instruments attributable to the hedged ineffectiveness for the six months ended June 30, 2019, and 2018 are as follows (Korean won in millions):

(Six months ended June 30, 2019)

	Gains on hedged items		Gains on hedging instruments		Hedge ineffectiveness recognized in profit or loss
Fair value hedges	￦	(1,028,670)	￦	959,442	￦	(69,228)
Cash flow hedges		(182)		182		—

Total	￦	(1,028,852)	￦	959,624	￦	(69,228)

(Six months ended June 30, 2018)

	Gains on hedged items		Gains on hedging instruments		Hedge ineffectiveness recognized in profit or loss
Fair value hedges	￦	680,126	￦	(542,153)	￦	137,973
Cash flow hedges		2,028		(2,028)		—

Total	￦	682,154	￦	(544,181)	￦	137,973

21. CAPITAL STOCK:

As of June 30, 2019, the authorized capital and paid-in capital of the Bank are ￦15,000,000 million and ￦11,814,143 million, respectively. The Bank does not issue share certificates.

Changes in capital stock for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		2018
Beginning balance	￦	11,814,963	￦	11,814,963
Paid-in capital increase		26,180		—

Ending balance	￦	11,841,143	￦	11,814,963

22. OTHER COMPONENTS OF EQUITY:

(1) Details of other components of equity as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Gain(Loss) on equity securities at FVOCI	￦	691,755	￦	780,219
Gain(Loss) on debt securities at FVOCI		(83,235)		(109,669)
Gain(Loss) on valuation of cash flow hedge		—		(137)
Remeasurement of net defined benefit obligation		9,916		9,916

Total	￦	618,436	￦	680,329

(2) Changes in other components for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

(Six months ended June 30, 2019)

	Beginning Balance		Increase (decrease)		Tax effect		Ending balance
Gain (loss) on equity securities at FVOCI	￦	780,219	￦	(116,708)	￦	28,244	￦	691,755
Gain (loss) on debt securities at FVOCI		(109,669)		34,872		(8,438)		(83,235)
Gain (loss) on valuation of cash flow hedge		(137)		182		(45)		—
Remeasurement of net defined benefit liability		9,916		—		—		9,916

Total	￦	680,329	￦	(81,654)	￦	19,761	￦	618,436

(2018)

	Beginning Balance(*1)		Increase (decrease)		Tax effect		Ending balance
Gain (loss) on equity securities at FVOCI	￦	(35,656)	￦	1,062,901	￦	(257,221)	￦	780,219
Gain (loss) on debt securities at FVOCI		(92,192)		(9,606)		2,325		(109,669)
Gain (loss) on valuation of cash flow hedge		586		(954)		231		(137)
Remeasurement of net defined benefit liability		17,168		(9,566)		2,314		9,916

Total	￦	(110,096)	￦	1,042,775	￦	(252,351)	￦	680,329

(*1)	The beginning balance was restated in accordance with K-IFRS No.1109

23. RETAINED EARNINGS:

(1) Details of retained earnings as of as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Legal reserve(*1)	￦	405,839	￦	346,136
Voluntary reserve(*2)		541,515		—
Regulatory reserve for loan losses		106,650		302,248
Adjustments on initial application of K-IFRS No.1109		—		(128,763)
Unappropriated retained earnings		490,559		597,039

Total	￦	1,544,563	￦	1,116,660

(*1)	Pursuant to the EXIM Bank Act, the Bank appropriates 10% of separate profit for each accounting period as legal reserve, until the accumulated reserve equals to its paid-in capital.
(*2)	The Bank appropriates the remaining balance of profit for the year, after the appropriation of regulatory reserve for loan losses and declaration of dividends, to voluntary reserve.

(2) Changes in retained earnings for the six months ended June 30, 2019, and for the year ended December 31, 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		2018
Beginning balance(*1)	￦	1,116,660	￦	579,217
Profit for the period		490,559		597,039
Dividends		(62,656)		(59,596)

Ending balance	￦	1,544,563	￦	1,116,660

(*1)	The beginning balance of the year ended December 31, 2018 was restated in accordance with K-IFRS No.1109

(3) Regulatory reserve for loan losses

Regulatory reserve for loan losses is calculated and disclosed according to Article 29 (1) and (2), Regulation on Supervision of Banking Business. In accordance with Regulation on Supervision of Banking Business, etc., if the estimated allowance for credit loss determined by K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by Regulation on Supervision of Banking Business, the Bank should reserve such difference as the regulatory reserve for loan losses. Due to the fact that regulatory reserve for loan losses is a voluntary reserve, the amounts that exceed the existing regulatory reserve for loan losses over the compulsory regulatory reserve for loan losses at the period-end date are reversed in profit. In case of accumulated deficit, the Bank should recommence setting aside regulatory reserve for loan losses at the time when accumulated deficit is reduced to zero.

1) Regulatory reserve for loan losses

Details of regulatory reserve for loan losses as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

	Jun. 30, 2019		Dec. 31, 2018
Accumulated regulatory reserve for loan losses	￦	106,650	￦	302,248
Expected reversal of regulatory reserve for loan losses		(19,214)		(195,598)

Regulatory reserve for loan losses	￦	87,436	￦	106,650

2) Provision for regulatory reserve for loan losses and profit for the period after adjusting regulatory reserve for loan losses

Details of regulatory reserve for loan losses and profit for the period after adjusting the reserve for six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Profit for the period	￦	490,559	￦	558,888
Reversal of (provision for) regulatory reserve for loan losses		19,214		(12,122)

Net profit after adjusting the regulatory reserve for loan losses(*)	￦	509,773	￦	546,766

(*)

Adjusted profit considering regulatory reserve for loan losses as above is calculated by assuming that the provision in regulatory reserve for loan losses before income tax is reflected in profit for the period.

(4) Details of dividends for the six months ended June 30, 2019, and for the six months ended June 30, 2018 are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
The Government	￦	41,520	￦	39,493
BOK		6,178		5,876
Korea Development Bank		14,958		14,227

Total	￦	62,656	￦	59,596

24. NET INTEREST INCOME:

Net interest income is the amount after deduction of interest expenses from interest income, and the details are as follows:

(1) Details of interest income for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Interest of due from financial institutions:
Due from financial institutions in local currency	￦	7,398	￦	4,878
Due from financial institutions in foreign currencies		48,304		14,546

Subtotal		55,702		19,424

Interest of financial assets at FVTPL:
Interest of trading securities at FVTPL		1,057		667
Interest of loans at FVTPL		76		83

Subtotal		1,133		750

Interest of financial investments:
Interest of securities at FVOCI		11,498		11,711
Interest of securities at amortized cost		6,005		503

Subtotal		17,503		12,214

Interest of loans:
Interest of loans in local currency		276,699		278,592
Interest of loans in foreign currencies		1,202,085		987,811
Interest of advance for customers		11,682		9,894
Interest of bills bought		33		384
Interest of call loans		19,334		21,108
Interest of interbank loans		56		5,106

Subtotal		1,509,889		1,302,895

Other interest income		599		609

Total	￦	1,584,826	￦	1,335,892

(2) Details of interest expenses for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Interest of borrowings:
Borrowings in foreign currencies	￦	80,813	￦	74,623
Interest of call money		36		198
Interest of debentures:
Interest of debentures in local currency		139,208		125,793
Interest of debentures in foreign currencies		929,922		689,166

Subtotal		1,069,130		814,959

Other interest expenses		2,570		4,410

Total	￦	1,152,549	￦	894,190

25. NET COMMISSION INCOME:

Net commission income is the amount after deduction of commission expenses from commission income, and the details are as follows.

(1) Details of commission income for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Commission income in local currency:
Commission income on management of EDCF(*1)	￦	9,001	￦	8,088
Commission income on management of IKCF(*2)		1,125		1,135
Other commission income in local currency		—		6

Subtotal		10,126		9,229

Commission income in foreign currencies:
Commission income on letter of credit		949		852
Commission income on confirmation on export letter of credit		105		176
Commission income on loan commitments		16,382		16,020
Arrangement fee		2,698		1,115
Advisory fee		1,263		105
Prepayment fee		7,704		304
Sundry commission income on foreign exchange		63		54
Structuring fee		953		—
Brokerage fee for foreign currencies exchange funds		455		1,101
Other commission income in foreign currencies		1,649		596

Subtotal		32,221		20,323

Others:
Other commission income		5,583		6,697
Guarantee fees in foreign currencies:
Guarantee fees in foreign currencies		76,486		82,164
Premium for guarantee		38,747		36,352

Subtotal		115,233		118,516

Total	￦	163,163	￦	154,765

(*1)	Economic Development Cooperation Fund
(*2)	Inter Korean Cooperation Fund

(2) Details of commission expenses for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Commission expenses in local currency:
Commission expenses on domestic transaction	￦	146	￦	182
Commission expenses in foreign currencies:
Service fees paid to credit-rating agency		740		675
Sundry commission expenses on foreign exchange		1,563		1,061

Subtotal		2,303		1,736

Other commissions expenses		3,551		2,217

Total	￦	6,000	￦	4,135

26. DIVIDEND INCOME:

Details of dividend income for six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Financial assets at FVTPL	￦	14	￦	1,618
Financial assets at FVOCI		28,869		33,772
Investments in associates (*1)		11,928		4,577

Total	￦	40,811	￦	39,967

(*1)	Classified as net gain on investments in associates and subsidiaries

27. GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Details of gain (loss) on financial assets at FVTPL for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Securities at FVTPL:
Gain on valuation	￦	3,277	￦	13,518
Loss on valuation		(5,265)		(2,523)
Gain on disposal		5,194		6,320
Loss on disposal		(1,776)		(427)
Others		8,089		302

Subtotal		9,519		17,190

Loans at FVTPL
Gain on valuation		183		24
Loss on valuation		(33)		(199)
Gain on disposal		1,607		—

Subtotal		1,757		(175)

Trading derivatives:
Gain on valuation		653,110		514,440
Loss on valuation		(632,281)		(636,645)
Gain on transaction		457,189		296,613
Loss on transaction		(326,890)		(288,911)

Subtotal		151,128		(114,503)

Total	￦	162,404	￦	(97,488)

28. GAIN (LOSS) ON HEDGING DERIVATIVES:

Details of gain (loss) on hedging derivatives for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Gain on hedging derivatives	￦	1,289,090	￦	173,444
Loss on hedging derivatives		(35,402)		(1,179,004)

Total	￦	1,253,688	￦	(1,005,560)

29. GAIN (LOSS) ON FINANCIAL INVESTMENTS:

Details of gain (loss) on financial investments for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Financial assets at FVOCI:
Gain on disposals	￦	140	￦	211
Loss on disposals		(6,917)		(1,674)

Total	￦	(6,777)	￦	(1,463)

30. OTHER OPERATING INCOME (EXPENSES):

Details of other operating income (expenses) for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Other operating income:
Gains on sale of loans	￦	2,000	￦	—
Gain on fair value hedged items		28,221		717,545
Others		9,705		313

Subtotal		39,926		717,858

Other operating expenses:
Loss on fair value hedged items		(1,062,298)		(33,767)
Contribution to Credit Guarantee Fund and Technology Credit Guarantee Fund		(2,192)		(2,391)
Transfer to other provision		(200)		—
Others		(351)		(9,595)

Subtotal		(1,065,041)		(45,753)

Total	￦	(1,025,115)	￦	672,105

31. IMPAIRMENT LOSS (REVERSAL) ON CREDIT:

Details of impairment loss (reversal) on credit for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Loans at amortized cost	￦	237,299	￦	11,060
Other financial assets		(163,669)		1,006
Guarantees		(54,688)		(97,999)
Unused loan commitments		(12,309)		(77,022)
Financial guarantee contract		(71,266)		41,690
Financial assets at FVOCI		(208)		79
Financial assets at amortized cost		27		(7)

Total	￦	(68,814)	￦	(121,193)

32. GENERAL AND ADMINISTRATIVE EXPENSES:

Details of general and administrative expenses for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Detail	Six months ended June 30, 2019	Six months ended June 30, 2018
General and administrative	Short-term salaries	￦ 51,925	￦ 48,834
Other expenses in financing department	Office expenses	26,623	25,606

	Subtotal	78,548	74,440

Office expenses of EDCF		657	761
General and administrative	Postemployment benefit (defined contributions)	252	259
Others	Postemployment benefit (defined benefits)	5,431	4,416
	Depreciation of tangible assets	3,924	4,327
	Amortization of intangible assets	5,549	6,439
	Taxes and dues	7,366	11,966
	Subtotal	22,522	27,407

	Total	￦ 101,727	￦ 102,608

33. NON-OPERATING INCOME (EXPENSES):

Details of non-operating income (expenses) for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Detail	Six months ended June 30, 2019		Six months ended June 30, 2018
Gain(loss) on investments in associates and subsidiaries	Dividend income	￦	11,928	￦	4,577
	Gain on disposals		18,719		—

	Subtotal		30,647		4,577

Others income	Gain on disposals of tangible assets		12		1
	Gain on disposals of intangible assets		—		100
	Rental income		84		80
	Damages paid for breach of contracts		—		2
	Interest on other loans`		69		55
	Revenue on research project		4,380		15,680
	Other miscellaneous income		203		328

	Subtotal		4,748		16,246

Others expenses	Loss on disposal of tangible assets		(2)		(1)
	Expenses for contribution		(2,436)		(1,985)
	Court cost		(2,255)		(2,153)
	Expenses on research project		(4,053)		(2,790)
	Other miscellaneous expenses		(150)		(26)

	Subtotal		(8,896)		(6,955)

	Total	￦	26,499	￦	13,868

34. INCOME TAX EXPENSE:

(1) Details of income tax expenses (benefit) for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Current income tax payable	￦	323,298	￦	—
Adjustment recognized in the period for current tax of prior periods		24,880		23,004
Changes in deferred income taxes due to temporary differences		(152,924)		297,492
Changes in deferred income taxes directly recognized in equity		19,343		(156,469)

Income tax expense	￦	214,597	￦	164,026

(2) Details of the reconciliation between profit before income tax and income tax expense (benefit) for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Profit before income tax	￦	705,156	￦	722,914
Income tax (benefit) calculated at statutory tax rate (11% up to ￦200 million, 22% over ￦200 million to ￦20 billion, 24.2% over ￦20 billion to ￦300 billion and 27.5% over ￦300 billion)		183,556		174,482
Adjustments:
Effect on non-taxable income		(6,896)		(7,797)
Effect on non-deductible expense		5,473		3,831
Others		32,464		(6,490)

Subtotal		31,041		(10,456)

Income tax expense	￦	214,597	￦	164,026

Effective tax rate from operations		30.43%		22.69%

35. STATEMENTS OF CASH FLOWS:

Details of significant noncash investing and financing transactions for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

	Six months ended June 30, 2019		Six months ended June 30, 2018
Loan-for-equity swap	￦	(59,143)	￦	(6,170)
Loss (gain) on valuation of financial assets at FVOCI		80,375		(648,043)
Transfers investments in associates to financial assets at FVOCI		(400,000)		—
Written-off		(19,802)		(602,640)

36. CONTINGENT LIABILITIES AND COMMITMENTS:

(1) Details of contingent liabilities and commitments as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

Detail		Jun. 30, 2019		Dec. 31, 2018
Guarantees	Confirmed	￦	33,977,631	￦	34,794,577
	Unconfirmed		6,053,440		5,215,972

	Subtotal		40,031,071		40,010,549

Loan commitments	Local currency, foreign currency loan commitments		20,395,021		16,884,935
	Others		2,754,688		944,320

	Subtotal		23,149,709		17,829,254

	Total	￦	63,180,780	￦	57,839,803

(2)	Details of guarantees that have been provided for others as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

Detail		Jun. 30, 2019		Dec. 31, 2018
Confirmed guarantees	Local currency:
	Performance of contracts	￦	76,148	￦	59,467
	Repayment of advances		375,986		283,203
	Others		199,078		290,108

	Subtotal		651,212		632,778

	Foreign currency:
	Performance of contracts		9,013,118		9,232,888
	Repayment of advances		6,983,874		7,990,136
	Acceptances of imported goods		1,385		3,864
	Acceptances of import letter of credit outstanding		27,361		68,786
	Foreign liabilities		12,254,089		11,912,436
	Others		5,046,592		4,953,689

	Subtotal		33,326,419		34,161,799

Unconfirmed guarantees	Foreign liabilities		1,576,195		1,424,174
	Repayment of advances		4,349,331		3,661,665
	Performance of contracts		106,101		130,099
	Acceptances of import letter of credit outstanding		21,778		—
	Others		35		34

	Subtotal		6,053,440		5,215,972

	Total	￦	40,031,071	￦	40,010,549

(3) Details of guarantees classified by country as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	20,149,740	59.30	￦	4,417,902	72.98	￦	24,567,642	61.37
	China		250,317	0.74		—	—		250,317	0.63
	Saudi Arabia		1,820,458	5.36		—	—		1,820,458	4.55
	India		464,297	1.37		5,206	0.08		469,503	1.17
	Indonesia		957,947	2.82		106,455	1.76		1,064,402	2.66
	Vietnam		1,173,718	3.45		260,249	4.30		1,433,967	3.58
	Uzbekistan		328,003	0.96		79,852	1.32		407,855	1.02
	Australia		626,748	1.84		54,704	0.90		681,452	1.70
	Qatar		278,395	0.82		—	—		278,395	0.70
	Singapore		29,915	0.09		—	—		29,915	0.07
	Oman		396,562	1.17		212,417	3.51		608,979	1.52
	Others		1,960,829	5.77		465,905	7.70		2,426,734	6.06

	Subtotal		28,436,929	83.69		5,602,690	92.55		34,039,619	85.03

Europe	United Kingdom		757,537	2.23		—	—		757,537	1.89
	Belgium		93,559	0.27		—	—		93,559	0.24
	France		389,536	1.15		—	—		389,536	0.97
	Others		471,122	1.39		286,911	4.74		758,033	1.89

	Subtotal		1,711,754	5.04		286,911	4.74		1,998,665	4.99

America	United States		2,174,486	6.40		12,725	0.21		2,187,211	5.46
	Brazil		399,903	1.18		—	—		399,903	1.00
	Mexico		246,863	0.72		2,097	0.03		248,960	0.62
	Bermuda		326,078	0.96		—	—		326,078	0.82
	Others		223,548	0.66		98,967	1.64		322,515	0.81

	Subtotal		3,370,878	9.92		113,789	1.88		3,484,667	8.71

Africa	Madagascar		171,990	0.51		—	—		171,990	0.43
	Others		286,080	0.84		50,050	0.83		336,130	0.84

	Subtotal		458,070	1.35		50,050	0.83		508,120	1.27

	Total	￦	33,977,631	100.00	￦	6,053,440	100.00	￦	40,031,071	100.00

(December 31, 2018)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	21,218,012	60.98	￦	3,791,583	72.69	￦	25,009,595	62.51
	China		257,780	0.74		—	—		257,780	0.64
	Saudi Arabia		1,840,720	5.29		—	—		1,840,720	4.60
	India		445,637	1.28		45,644	0.88		491,281	1.23
	Indonesia		969,133	2.78		123,191	2.36		1,092,324	2.73
	Uzbekistan		272,000	0.79		—	—		272,000	0.68
	Vietnam		1,227,908	3.53		281,117	5.39		1,509,025	3.77
	Australia		645,927	1.86		52,874	1.01		698,801	1.75
	Philippines		12,073	0.03		70	0.01		12,143	0.03
	Qatar		280,822	0.81		—	—		280,822	0.70
	Oman		376,700	1.08		26,687	0.51		403,387	1.01
	Others		1,459,282	4.19		431,327	8.27		1,890,609	4.73

	Subtotal		29,005,994	83.36		4,752,493	91.12		33,758,487	84.38

Europe	United Kingdom		753,530	2.17		—	—		753,530	1.88
	Belgium		86,348	0.25		—	—		86,348	0.22
	France		415,262	1.19		—	—		415,262	1.04
	Others		774,439	2.22		312,612	5.99		1,087,051	2.71

	Subtotal		2,029,579	5.83		312,612	5.99		2,342,191	5.85

America	United States		2,254,907	6.48		12,299	0.24		2,267,206	5.67
	Brazil		406,027	1.17		—	—		406,027	1.01
	Mexico		246,816	0.71		2,027	0.04		248,843	0.62
	Bermuda		213,076	0.61		—	—		213,076	0.53
	Others		189,915	0.55		124,386	2.38		314,301	0.79

	Subtotal		3,310,741	9.52		138,712	2.66		3,449,453	8.62

Africa	Madagascar		166,237	0.48		—	—		166,237	0.42
	Others		282,026	0.81		12,155	0.23		294,181	0.73

	Subtotal		448,263	1.29		12,155	0.23		460,418	1.15

	Total	￦	34,794,577	100.00	￦	5,215,912	100.00	￦	40,010,549	100.00

(4) Details of guarantees classified by industry as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	15,503,432	45.63	￦	5,492,861	90.74	￦	20,996,293	52.45
Transportation		2,071,593	6.10		2,584	0.04		2,074,177	5.18
Finance		2,229,431	6.56		23,340	0.39		2,252,771	5.63
Wholesale and retail		732,522	2.15		5,737	0.08		738,259	1.84
Property related business		394,497	1.16		47,571	0.79		442,068	1.11
Construction		7,217,188	21.24		240,660	3.98		7,457,848	18.63
Public and others		5,828,968	17.16		240,687	3.98		6,069,655	15.16

Total	￦	33,977,631	100.00	￦	6,053,440	100.00	￦	40,031,071	100.00

(December 31, 2018)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	16,163,602	46.45	￦	4,542,436	87.09	￦	20,706,038	51.75
Transportation		1,665,252	4.79		2,498	0.05		1,667,750	4.17
Finance		2,290,564	6.58		146	0.01		2,290,710	5.73
Wholesale and retail		798,662	2.30		53,725	1.03		852,387	2.13
Property related business		379,908	1.09		48,220	0.92		428,128	1.07
Construction		7,898,229	22.70		265,256	5.09		8,163,485	20.40
Public and others		5,598,360	16.09		303,691	5.81		5,902,051	14.75

Total	￦	34,794,577	100.00	￦	5,215,972	100.00	￦	40,010,549	100.00

(5) Global Medium-Term Note Program and CP programs

The Bank has been establishing the following programs regarding the issue of foreign currencies bonds and CPs:

1)

Established on August 1, 1991, initially, and annually renewed, U.S. Shelf Registration to issue foreign bonds under the Securities and Exchange Commission rule of the United States of America with an issuance limit of USD 50 billion.

2)	Established on May 14, 1997, and May 16, 1997, initially, and annually renewed, CP program to issue CPs with issuance limits of USD 6 billion and USD 2 billion, respectively.

3)	Established on November 6, 1997, initially, and annually renewed, Euro Medium-Term Note Program to issue mid-to-long-term foreign currencies bonds with an issuance limit of USD 25 billion.

4)	Established on February 2, 2012, initially, and renewed every year, MYR MTN program to issue Malaysian Ringgit-denoted bonds with issuance limits of MYR 1 billion.

5)	Established in 1995, initially, and every other yearly renewed, Yen Shelf Registration to issue Samurai bond with an issuance limit of JPY 500 billion.

6)	Established on May 31, 2010, Australian Domestic Debt Issuance Program to issue Kangaroo bond with limit of AUD 6 billion.

7)	Established on January 17, 2011, and renewed every two years, Uridashi Shelf Registration to issue Uridashi bond with an issuance limit of JPY 500 billion.

(6) Litigations

As of June 30, 2019, 12 lawsuits (aggregated claim amount: ￦111,255 million) were filed as a plaintiff and 15 pending litigations as a defendant were filed (aggregated claim amount: ￦30,436 million). The Bank’s management expects that there is no significant impact on the financial statements due to these lawsuits but it is possible to make additional loss to the Bank due to the results of future litigation.

(7) Written-off loans

The Bank manages written-off loans that have claims on debtors due to the statute of limitations, uncollected after write-off, etc. The written-off loans as of June 30, 2019, and December 31, 2018, are ￦3,345,509 million and ￦3,413,713 million, respectively.

37. TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Related parties consist of entities related to the Bank, postemployment benefits, a key management personnel and a close member of that person’s family, an entity controlled or jointly controlled and an entity influenced significantly.

(1) Details of related parties as of June 30, 2019, are as follows:

Detail	Relationship	Ownership percentage (%)
Parent:
Korean government	Parent	66.27
Subsidiaries and Associates:
KEXIM Bank UK Limited	Subsidiary	100.00
PT.KOEXIM Mandiri Finance	Subsidiary	85.00
KEXIM Vietnam Leasing Co.	Subsidiary	100.00
KEXIM Asia Limited	Subsidiary	100.00
Korea Asset Management Corporation	Associate	25.86
Credit Guarantee and Investment Fund	Associate	11.64
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Associate	69.39
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate	83.03
KTB Newlake Global Healthcare PEF	Associate	25.00
KBS-KDB Private Equity Fund	Associate	20.30
Korea Aerospace Industries. Ltd.	Associate	26.41
Daewoo Shipbuilding & Marine Engineering Co., Ltd	Associate	—

(2) Significant balances of receivables, payables and guarantees with the related parties

1) Significant balances of receivables and payables with the related parties as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Detail	Receivables		Allowance /Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited	￦	148,688	￦	—	￦	—
PT.KOEXIM Mandiri Finance		162,810		276		—
KEXIM Vietnam Leasing Co.		135,950		245		1
KEXIM Asia Limited		201,331		111		—

Subtotal		648,779		632		1

Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		376,840		181,464		—
DAESUN Shipbuilding & Engineering Co., Ltd.		487,111		416,099		129
Daewoo Shipbuilding & Marine Engineering Co., Ltd		548,701		521,607		1,473
Subtotal		1,412,652		1,119,170		1,602

Total	￦	2,061,431	￦	1,119,802	￦	1,603

(December 31, 2018)

Detail	Receivables		Allowance /Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited	￦	149,849	￦	—	￦	122
PT.KOEXIM Mandiri Finance		151,717		262		—
KEXIM Vietnam Leasing Co.		125,074		302		—
KEXIM Asia Limited		143,624		69		—

Subtotal		570,264		633		122

Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		610,291		182,037		—
DAESUN Shipbuilding & Engineering Co., Ltd.		487,111		424,705		139
Korea Shipping and Maritime Transportation		42,783		—		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd		635,804		691,620		1,587

Subtotal		1,775,989		1,298,362		1,726

Total	￦	2,346,253	￦	1,298,995	￦	1,848

2) Guarantees provided to the related parties as of June 30, 2019, and December 31, 2018, are as follows (Korean won in millions):

(June 30, 2019)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loans commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited	￦	—	￦	—	￦	212,754	￦	10,411
PT.KOEXIM Mandiri Finance		—		—		11,568		—
KEXIM Vietnam Leasing Co.		—		1,562		33,485		—
KEXIM Asia Limited		—		—		228,959		—

Subtotal		—		1,562		486,766		10,411

Associates:
DAESUN Shipbuilding & Engineering Co., Ltd.		177,010		60,163		—		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd		2,800,878		935,930		1,450,000		—

Subtotal		2,977,888		996,093		1,450,000		—

Total	￦	2,977,888	￦	997,655	￦	1,936,766	￦	10,411

(December 31, 2018)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loans commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited	￦	—	￦	—	￦	199,855	￦	12,299
PT.KOEXIM Mandiri Finance		—		—		16,772		—
KEXIM Vietnam Leasing Co.		—		146		126,200		—
KEXIM Asia Limited		—		—		105,110		—

Subtotal		—		146		447,937		12,299

Associates:
DAESUN Shipbuilding & Engineering Co., Ltd.		120,789		124,044		—		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd		3,521,377		877,185		1,350,000		527,368

Subtotal		3,642,166		1,001,229		1,350,000		527,368

Total	￦	3,642,166	￦	1,001,375	￦	1,797,937	￦	539,667

(3) Profit and loss transactions with related parties

Profit and loss transactions with related parties for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

Detail	Related party	Six months ended June 30, 2019						Six months ended June 30, 2018
		Revenue		Bad debt expenses		Expenses		Revenue		Bad debt expenses		Expenses
Subsidiaries	KEXIM Bank UK Limited	￦	2,689	￦	—	￦	121	￦	1,227	￦	—	￦	232
	PT.KOEXIM Mandiri Finance		2,410		14		—		1,721		18		—
	KEXIM Vietnam Leasing Co.		1,958		(58)		—		1,504		8		—
	KEXIM Asia Limited		2,464		41		—		1,301		12		13
Associate	SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		14,514		14,309		—		31,504		11,841		6
	DAESUN Shipbuilding & Engineering Co., Ltd		3,563		(8,777)		—		15,792		(339)		—
	Daewoo Shipbuilding & Marine Engineering Co., Ltd		3,468		(72,570)		—		—		—		—

	Total	￦	31,066	￦	(67,041)	￦	121	￦	53,049	￦	11,540	￦	251

(4) Loan transactions with related parties

Loan transactions with related parties for six months ended June 30, 2019, and for the year ended December 31, 2018, is as follows (Korean won in millions):

Detail	Six months ended June 30, 2019				2018
	Financing transaction				Financing transaction
	Loan		Collection		Loan		Collection
Subsidiaries:
KEXIM Bank UK Limited	￦	318,078	￦	325,437	￦	236,787	￦	228,162
PT.KOEXIM Mandiri Finance		310,243		304,554		304,758		305,054
KEXIM Vietnam Leasing Co.		395,113		388,574		244,567		247,818
KEXIM Asia Limited		457,819		406,192		309,166		297,815
Associates:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		—		246,179		24,345		25,048
Daewoo Shipbuilding & Marine Engineering Co., Ltd		—		100,000		60,387		295,000

Total	￦	1,481,253	￦	1,770,936	￦	1,180,010	￦	1,398,897

(5) Details of compensation for key executives for the six months ended June 30, 2019 and 2018, are as follows (Korean won in millions):

Detail	Six months ended June 30, 2019		Six months ended June 30, 2018
Salaries	￦	1,236	￦	1,137
Severance and retirement benefits		74		76

Total	￦	1,310	￦	1,213

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in 2019 was 2.0% at chained 2015 year prices, as aggregate private and general government consumption expenditures increased by 3.0%, exports of goods and services increased by 1.5% and imports of goods and services decreased by 0.6%, which more than offset a decrease in gross domestic fixed capital formation of 3.5%, each compared with 2018.

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 0.4% in 2019 and the unemployment rate was 3.8% in 2019.

The Financial System

Securities Markets

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

July 31, 2019	2,024.6
August 31, 2019	1,967.8
September 30, 2019	2,063.1
October 31, 2019	2,083.5
November 29, 2019	2,088.0
December 30, 2019	2,197.7
January 31, 2020	2,119.0

The index was 2,157.9 on February 4, 2020.

Monetary Policy

Interest Rates

In order to address the sluggishness of the global and domestic economy, the Bank of Korea lowered its policy rate to 1.5% from 1.75% on July 18, 2019 and to 1.25% from 1.5% on October 16, 2019.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

July 31, 2019	1,182.0
August 31, 2019	1,215.1
September 30, 2019	1,201.3
October 31, 2019	1,168.4
November 29, 2019	1,179.3
December 31, 2019	1,157.8
January 31, 2020	1,183.5

The market average exchange rate was ￦1,196.0 to US$1.00 on February 4, 2020.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$41.5 billion in the first nine months of 2019. The current account surplus in the first nine months of 2019 decreased from the current account surplus of US$57.0 billion in the corresponding period of 2018, primarily due to a decrease in surplus from the goods account, which more than offset (i) a surplus from the income account in the first nine months of 2019 compared to a deficit from the income account in the corresponding period of 2018 and (ii) a decrease in deficit from the services account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$28.7 billion in the first nine months of 2019. Exports decreased by 9.8% to US$406.1 billion and imports decreased by 4.7% to US$377.4 billion from US$450.3 billion of exports and US$395.9 billion of imports, respectively, in the corresponding period of 2018.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$408.8 billion as of December 31, 2019.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-217916.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$500,000,000 aggregate principal amount. The Notes will mature on February 12, 2025 (the “Maturity Date”). The Notes will bear interest at a rate of 1.875% per annum, payable semi-annually in arrears on February 12 and August 12 of each year (each an “Interest Payment Date”). The first interest payment on the Notes will be made on August 12, 2020 in respect of the period from (and including) February 12, 2020 to (but excluding) August 12, 2020.

Interest on the Notes will accrue from February 12, 2020. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that a global note is exchanged for Notes in definitive form, we will appoint and maintain a paying agent in Singapore, where the certificates representing the Notes may be presented or surrendered for payment or redemption. In addition, in the event that a global note is exchanged for Notes in definitive form, an announcement of such exchange will be made by or on behalf of us through the SGX-ST. Such announcement will include all material information with respect to the delivery of the certificates representing the Notes, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

The last introductory paragraph under “Taxation—United States Tax Considerations” with respect to the “book/tax conformity rule” in the accompanying prospectus shall be deleted and replaced with the following:

U.S. holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

The last paragraph under “Taxation—United States Tax Considerations—Original Issue Discount” in the accompanying prospectus shall be deleted.

For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated February 5, 2020 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of the Underwriters	Principal Amount of the Notes
BofA Securities, Inc.	US$	166,668,000
J.P. Morgan Securities LLC		166,666,000
Morgan Stanley & Co. International plc		166,666,000

	US$	500,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, any of the Underwriters appointed and acting in its capacity as stabilizing manager (the “Stabilizing Managers”) or any person acting on their behalf may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Managers may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Managers commence any of these transactions, they may discontinue such transactions at any time, and must discontinue them after a limited period.

The amount of net proceeds from our Notes is US$497,005,000 after deducting underwriting discounts but not estimated expenses. Our expenses associated with the Notes offering are estimated to be US$200,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about February 12, 2020, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in two business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the second business day before the settlement date, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each Underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”).

Accordingly, each Underwriter has severally represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or the accompanying prospectus or of any other document relating to any Notes be distributed in the Republic of Italy (“Italy”), except in accordance with any Italian securities, tax and other applicable laws and regulations.

Each Underwriter has severally represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute any copy of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of May 14, 1999 (the “Issuers Regulation”), all as amended from time to time; or

(b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Issuers Regulation.

In any event, any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy under paragraphs (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”) and CONSOB Regulation No. 20307 of February 15, 2018, all as amended from time to time;

(ii) in compliance with Article 129 of the Banking Act, as amended from time to time, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time by CONSOB or the Bank of Italy or other competent authority.

Any investor purchasing the Notes in this offering is exclusively responsible for ensuring that any offer or resale of the Notes it purchased in this offering occurs in compliance with applicable laws and regulations. No person resident or located in Italy other than the original addressees of this document may rely on this document or its contents.

This prospectus supplement and the accompanying prospectus, any other document relating to the Notes, and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Financial Services Act and Article 34-ter of the Issuers Regulation, are not to be distributed, for any reason, to any third party resident or located in Italy.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yoon & Yang LLC, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Linklaters LLP, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP, Seoul, Korea may rely as to matters of Korean law upon the opinions of Yoon & Yang LLC.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ￦15,000 billion. As of September 30, 2019, our paid-in capital was ￦13,881 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by the Executive Director of our Risk Management Group on January 30, 2020. On January 23, 2020, we filed our report on the proposed issuance of the Notes with the Ministry of Economy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

CUSIP	ISIN
302154 DB2	US302154DB24

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yoon & Yang LLC (Hwawoo)	Cleary Gottlieb Steen & Hamilton LLP
19F, ASEM Tower 517 Yeongdong-daero, Gangnam-gu Seoul 06164 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Linklaters LLP
22nd Floor, Center One Building 26, Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542